UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated March 24, 2006
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
1.	Notice of Meeting and Management Information Circular; and

2.	Form of Proxy.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: March 24, 2006	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

ENBRIDGE

Management Information Circular

March 3, 2006

March 3, 2006
Dear Shareholder,
On behalf of the Board of Directors, Management and employees of Enbridge Inc., I invite you to attend the Annual Meeting of Shareholders which will take place on Wednesday, May 3, 2006 at the Fairmont Royal York Hotel in Toronto, Ontario, Canada. The Meeting is your opportunity to meet with the Board of Directors and the Senior Management Team to discuss items of interest to you, last year’s performance, and to receive an in-person presentation outlining our efforts to ensure that Enbridge Inc. remains one of your most valued investments.
The items of business to be dealt with and the details of the Meeting are described in the attached Notice of Meeting and Management Information Circular. The business will include the receipt of the Consolidated Annual Financial Statements and the Report of the Auditors for the financial year ended December 31, 2005, the election of Directors and the appointment of Auditors.
For those Shareholders who opted not to receive a copy of the Corporation’s Annual Report this year, we are enclosing with the Management Information Circular and related proxy materials, an insert that contains key corporate facts about the Corporation, including financial highlights for the year ended December 31, 2005, which information has been taken from the Annual Report. The Annual Report along with additional information concerning the Corporation, is available on the Corporation’s website at www.enbridge.com. The Investor Relations page of the website is of particular interest and outlines financial performance, frequently asked questions, historic financial data and presentations recently made to the investment community. You will also find recently filed corporate disclosure documents under “Reports & Filings” on the Investor Relations page.
If you are unable to attend in person, I urge you to vote your common shares by any of the means available to you, as described in the Management Information Circular and form of proxy.
Sincerely,
Patrick D. Daniel
President & Chief Executive Officer

ENBRIDGE INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
The annual meeting of holders of common shares of Enbridge Inc. will be held in the Imperial Room of the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, Canada on Wednesday, May 3, 2006 at 1:30 p.m. (eastern daylight time) for the purposes of:
(1)	receiving the consolidated annual financial statements and the report of the auditors for the financial year ended December 31, 2005;

(2)	electing directors for the ensuing year;

(3)	appointing the auditors and authorizing the directors to fix their remuneration; and

(4)	considering such other matters as may properly come before the meeting, or any adjournment of that meeting.
Shareholders of record at the close of business on Wednesday, March 15, 2006 will be entitled to vote at the meeting, or any adjournment of that meeting.
DATED at Calgary, Alberta, Canada this 3rd day of March, 2006.
By Order of the Board of Directors
Alison T. Love
Vice President & Corporate Secretary

Your vote is important regardless of the number of Enbridge Inc. common shares you own. Registered shareholders who are unable to attend the meeting in person are asked to follow the instructions to either complete, sign, date and return the enclosed form of proxy relating to the Enbridge Inc. common shares held by them in the postage paid return envelope provided for that purpose for use at the meeting or to vote by telephone, facsimile or internet.
To be used at the meeting, a paper form of proxy must be deposited with CIBC Mellon Trust Company at one of its principal corporate trust offices in Calgary or Toronto, the addresses of which are listed in Appendix “B” to the management information circular, at any time up to 6:00 p.m. (mountain daylight time) on the second last business day (May 1, 2006) preceding the day of the meeting, or any adjournment of that meeting. Complete directions for use of the telephone, facsimile or the internet to transmit your voting instructions are provided with the form of proxy.

QUESTIONS AND ANSWERS ON VOTING

Your vote is important to Enbridge Inc. (“Enbridge” or the “Corporation”). Set forth below is guidance with respect to voting your Enbridge common shares. Note that unless otherwise specified, the answers relate to all shareholders regardless of whether you are a registered or beneficial shareholder (as explained below).
Q:	Am I entitled to vote?

A:	If you are a holder of common shares at the close of business on Wednesday, March 15, 2006, you are entitled to vote at the meeting, or at any adjournment of that meeting, on the items of business set forth in the notice of annual meeting of shareholders.

Q:	Am I a registered shareholder?

A:	You are a registered shareholder if you hold any common shares in your own name. Your common shares are represented by a physical share certificate.

Q:	Am I a beneficial (non-registered) shareholder?

A:	You are a beneficial shareholder if your common shares are held in an account where they are held in the name of a nominee (bank, trust company, securities broker or other). Your common shares are not represented by a physical share certificate but are recorded on an electronic system.

Q:	How many votes am I entitled to?

A:	You are entitled to one vote for each common share you hold.

Q:	What items of business am I voting on?

A:	You are voting on the:
(a)	election of directors for the upcoming year;

(b)	appointment of the auditors and authorization of the directors to fix the auditors’ remuneration; and

(c)	any other business that may be properly brought before the meeting, or any adjournment of that meeting.
Q:	How will these items of business be decided at the meeting?

A:	A simple majority of the votes cast (50% plus one vote), by the shareholders, in person or by proxy, will constitute approval of the election of directors and the appointment of auditors.
Q:	How do I vote?

A:	If you are a registered shareholder, you can vote in person at the meeting or by proxy.
(a)	To vote in person – Do not complete and return the form of proxy but simply attend the meeting where your vote will be taken and counted. Be sure to register with CIBC Mellon Trust Company (“CIBC Mellon”), the Corporation’s transfer agent and registrar, when you arrive at the meeting.

(b)	To vote by proxy – You can convey your voting instructions by mail, telephone, facsimile or internet and by doing so your common shares will be voted at the meeting by P.D. Daniel or D.A. Arledge, who are the appointees set forth in the form of proxy. Instructions as to how to convey your voting instructions by any of these means are set forth on the back of the form of proxy and should be carefully followed.

If you convey your instructions by mail, your instructions must be received by 6:00 p.m. (mountain daylight time) on the second last business day (May 1, 2006) preceding the day of the meeting, or any adjournment of that meeting.

If you convey your instructions by telephone, facsimile or internet, your instructions must be received by 6:00 p.m. (mountain daylight time) on May 1, 2006.
If you are a beneficial shareholder, your nominee will have their own means of conveying voting instructions which should be carefully followed. Most nominees will mail you a voting instruction form that will need to be completed and returned. In addition to conveying voting instructions by mail, a nominee may also provide you with the option to convey your voting instructions by telephone, facsimile or internet.
If you hold your common shares both as a registered and beneficial shareholder, you will need to convey your vote using each of the applicable procedures set forth above.
Q:	As a beneficial shareholder can I vote in person at the meeting?

A:	Yes.
Enbridge does not have the names of the beneficial shareholders and so, if you attend the meeting, Enbridge will not have a record of the number of common shares you own or your entitlement to vote, unless your nominee has appointed you as proxyholder. To be appointed, you should insert your own name in the space provided on the voting instruction form provided to you by your nominee and carefully follow the instructions provided. Do not otherwise complete the form. This will allow you to attend the meeting and vote your common shares in person. Be sure to register with CIBC Mellon when you arrive at the meeting.

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Q:	Can I appoint a person as proxyholder other than the management nominees, P.D. Daniel and D.A. Arledge?

A:	Whether or not you attend the meeting, you have the right to appoint a person, who does not need to be a shareholder, to represent you and vote your common shares in accordance with your voting instructions at the meeting. To exercise this right, strike out the names of the management nominees and insert the name of the person you wish to act as proxyholder, or complete another proper form of proxy. You may also appoint a person to act as proxyholder through the internet if you elect to vote separately on each item of business. Specific instructions as to how you can appoint a proxyholder will be provided to you when you elect to vote separately using the internet. Be sure that the person is aware that he/she is your proxyholder and registers with CIBC Mellon at the meeting indicating that he/she is your proxyholder.

This right only exists if you convey your voting instructions by mail, and if you vote separately on each item of business using the internet.

Q:	Who is soliciting my proxy?

A:	Management is soliciting your proxy and the costs of doing so are being borne by Enbridge. In addition to soliciting proxies by mail, employees of Enbridge may also, without additional compensation, solicit personally or by telephone.

Q:	How will my proxy be voted?

A:	Your proxyholder, whether it is the management nominees or another person designated by you, must vote or withhold your vote in accordance with the instructions you have conveyed. If you do not convey any instructions and appoint a proxyholder, you can let your proxyholder decide your vote for you. If you do not convey any instructions and appoint the management nominees as proxyholder or your proxyholder does not give specific instructions, your common shares will be voted FOR the election of directors and the appointment of auditors.

Q:	What if there are amendments or variations to the items of business set forth in the notice of meeting or other matters are brought before the meeting?

A:	The enclosed form of proxy gives the person named on it the authority to use their discretion on voting on amendments or variations of the items set forth in the notice of meeting and on any other matters brought before the meeting. Proxyholders will vote in accordance with their best judgment pursuant to this discretionary authority.

As at the date of this management information circular, the board of directors and management do not know of any variations or amendments to the proposed items of business or any additional matters which may be presented for consideration at the meeting.
Q:	Can I change my mind once I have submitted my proxy?

A:	Yes.

You can revoke your proxy at any time before it is acted upon.

As a registered shareholder, if your proxy was submitted by facsimile or mail, you can revoke it by instrument in writing executed by you, or by your attorney authorized in writing, or if the shareholder is a corporation, under corporate seal or by an officer or attorney duly authorized, and deposit such instrument in writing at the registered office of Enbridge. If you conveyed your voting instructions by telephone or internet then conveying new instructions will revoke prior instructions.

Instructions can be revoked at any time up to and including 6:00 p.m. (mountain daylight time) on the business day preceding the meeting (May 2, 2006), or any adjournment of that meeting; or by depositing the revoking instrument with the Chair of the meeting on the day of the meeting, or any adjournment of that meeting; or in any other manner permitted by law, including personal attendance at the meeting, or any adjournment of that meeting.

If an instrument of revocation is deposited with the Chair, it will not be effective with respect to any item of business that has been voted upon prior to the deposit.

If you are a beneficial shareholder, you should contact your nominee for instructions on how to revoke your proxy.

Q:	Who counts the votes?

A:	CIBC Mellon, the Corporation’s transfer agent and registrar, who will also act as scrutineer at the meeting.

Q:	How are my common shares voted if a ballot is called at the meeting on any of the items of business and a proxyholder other than myself is appointed?

A:	Your common shares will be voted as you specified in your proxy. If no such specification is made, then your common shares will be voted FOR the election of directors and the appointment of auditors.

Q:	Who can I contact if I have any further questions on voting at the meeting?

A:	You can contact CIBC Mellon, our transfer agent and registrar,
By e-mail: inquiries@cibcmellon.com; or

By telephone: Toll free in North America 1-800-387-0825.

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ENBRIDGE INC.
MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION
This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management (“Management”) of Enbridge Inc. (“Enbridge” or the “Corporation”) and its board of directors (the “Board”). The accompanying form of proxy (“Proxy Form”) is for use at the annual meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (“Enbridge Shares”) of Enbridge to be held on Wednesday, May 3, 2006 and at any adjournment of that meeting. The cost of this solicitation of proxies will be borne by the Corporation. The solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by the officers, directors (“Directors”) and employees of the Corporation, without additional compensation.
Currency
All dollar amounts set forth in this Circular are in Canadian dollars, unless otherwise indicated.
Mailing Date and Date of Information in the Circular
Management anticipates that this Circular and the Proxy Form will be mailed to the Shareholders on or about March 24, 2006. Unless otherwise stated, information contained in this Circular is given as at March 3, 2006.
Registered Office
The principal executive and registered office of the Corporation is located at Suite 3000, 425 – 1st Street S.W., Calgary, Alberta, Canada, T2P 3L8, and the Corporation’s telephone number is (403) 231-3900.
Share Capital and Principal Holders Thereof
The authorized share capital of Enbridge consists of an unlimited number of Enbridge Shares and an unlimited number of non-voting preference shares, issuable in series. As at March 3, 2006, there were 349,881,619 Enbridge Shares issued and outstanding. Each Enbridge Share entitles the Shareholder thereof to one vote at the Meeting. Shareholders of record at the close of business on Wednesday, March 15, 2006 will be entitled to vote at the Meeting.
There is no single holder known to the Corporation, the Board, or management, who beneficially owns, directly or indirectly, or who exercises control or direction over, more than 10% of the outstanding Enbridge Shares. Noverco Inc. (“Noverco”) and its affiliates own in the aggregate 33,200,000 Enbridge Shares, representing approximately 9.5% of the issued and outstanding Enbridge Shares. Pursuant to a Share and Warrant Subscription Agreement dated August 27, 1997 (the “Subscription Agreement”) among Noverco, Gaz Métropolitain, Inc. (“Gaz”) and the Corporation, the Corporation has agreed to use its best efforts to facilitate the maintenance of Noverco’s aggregate ownership interest in the Corporation at approximately 10% by permitting Noverco to participate in any future offerings of Enbridge Shares.
Board and Committees of the Board
As at March 3, 2006, the Directors of the Corporation are David A. Arledge, James J. Blanchard, J. Lorne Braithwaite, Patrick D. Daniel, E. Susan Evans, William R. Fatt, Louis D. Hyndman, David A. Leslie, Robert W. Martin, George K. Petty, Charles E. Shultz and Donald J. Taylor.
Enbridge has four standing committees of the Board (“Board Committees”) but does not have an executive committee of its Board. The Board Committees are the Audit, Finance & Risk Committee (“AFR Committee”), Human Resources & Compensation Committee (“HRC Committee”), Governance Committee and Corporate Social Responsibility Committee (“CSR Committee”). Membership and the principal function of each Board Committee is set forth under the heading “Board Committees” beginning on page 24 in Appendix “A” of this Circular.
Information concerning the Directors and the proposed nominee for election as Director, is set forth under the heading “Election of Directors” beginning on page 4 of this Circular.
Statement of Corporate Governance Practices
As the Enbridge Shares are listed on the Toronto Stock Exchange (the “TSX”), Enbridge must comply with the corporate governance guidelines or rules adopted by that exchange. The Enbridge Shares are also listed on the New York Stock Exchange (the “NYSE”), and Enbridge must disclose any significant ways in which its governance practices differ from NYSE requirements applicable to U.S. listed companies. Enbridge must also comply with the corporate governance guidelines or rules adopted by Canadian securities regulators and the U.S. Securities and Exchange Commission (the “U.S. SEC”).
A complete description of the Corporation’s approach to corporate governance is set forth under the heading “Statement of Corporate Governance Practices” in Appendix “A” of this Circular.
Additional Information
Further information relating to the Corporation can be found on SEDAR at www.sedar.com or on the Corporation’s website at www.enbridge.com.
PARTICULARS OF MATTERS TO BE ACTED UPON
Receipt of Financial Statements
The Directors will place before the Meeting the consolidated annual financial statements and auditors’ report for the financial year ended December 31, 2005 (the “Financial Statements”). The 2005 annual report (the “Annual Report”) to Shareholders, which contains financial information about the Corporation including the Financial Statements and Management’s Discussion & Analysis, is included with the general mailing of this Circular to registered Shareholders (“Registered Shareholders”) and beneficial Shareholders (“Beneficial Shareholders”) who opted to receive it. The Annual Report, the notice of Meeting (“Notice of Meeting”) and the Circular are available for viewing (and electronic delivery) at www.enbridge.com under the heading “Financial Information – Reports & Filings” on the Investor Relations page. Additional copies of the Annual Report are available, upon request, from the Office of the Corporate Secretary of the Corporation. You may contact the Office of the Corporate Secretary by telephone at (403) 231-3900.

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Election of Directors
The articles of the Corporation provide that the number of Directors shall be not less than 1 and not more than 15, as the Board may from time to time determine. The Governance Committee acts as the nominating committee. The Board is presently comprised of 12 Directors, one of whom, Louis D. Hyndman, is retiring at the Meeting and will not be standing for re-election. The Board, by resolution dated February 27, 2006, has established the size of the Board to be elected at the Meeting as 12 Directors. The Board is proposing that in addition to the 11 members of the current Board who are standing for re-election, Mr. Dan Tutcher be elected as a Director.
Individuals Proposed To Be Nominated
The following pages set forth the names of the proposed nominees for election as Directors (all of whom have consented to stand for election) together with their age, municipality of residence, year in which they joined the Board, membership on Board Committees, other positions and offices held with Enbridge and/or its subsidiaries, present principal occupation and principal occupations during the five preceding years as well as other directorships1 and memberships. Also set forth is the number of Enbridge Shares beneficially owned or over which control or direction is exercised by each of the proposed nominees for election as Directors as at March 3, 2006, as well as the number of deferred stock units (“Deferred Stock Units” or “DSUs”) and stock options held as at the same date2. Each Director elected will hold office from the date of the Meeting until the next annual meeting of Shareholders or until his or her successor is duly elected, unless that Director’s office is vacated.

David A. Arledge (Age 61)	Naples, Florida, United States of America

Mr. Arledge joined the Board in 2002 and was appointed Chair in May 2005. He is a member of the HRC Committee and the Governance Committee.

From 1983 until 2001, Mr. Arledge was principally employed by Coastal Corporation (energy company) which merged in early 2001 with El Paso Corporation (integrated energy company). He held various executive positions in finance from 1983 to 1993, including Senior Vice President, Finance and Chief Financial Officer, and from 1993 to 2001 held many senior executive and operating positions, most recently retiring as Chairman, President & Chief Executive Officer. Since October 2002, Mr. Arledge has been a Director of AmerUs Group Co. (public life insurance company) and since January 2002 has been a Director of Realty Group of Naples, L.L.C. (private real estate investment firm). Mr. Arledge served as Vice Chairman of the Board of Directors of El Paso Corporation until his resignation in November 2001, having served in that capacity since the merger of Coastal Corporation and El Paso Corporation.

Mr. Arledge owns 16,300 Enbridge Shares and 3,042 Deferred Stock Units.

James J. Blanchard (Age 63)	Beverly Hills, Michigan, United States of America

Mr. Blanchard joined the Board in 1999 and is a member of the Governance Committee and the CSR Committee.

Mr. Blanchard has practiced law with DLA Piper Rudnick Gray Cary U.S., LLP in the states of Michigan and Washington, D.C. since 1996. Prior thereto, from 1993 to 1996, Mr. Blanchard served as the United States Ambassador to Canada. He was Governor of Michigan for eight years and also spent eight years in the United States Congress. Mr. Blanchard is a Director of Bennett Environmental, Inc. (public transportation and environmental services company) and Brookfield Asset Management, Inc. (public asset management company) (formerly, Brascan Corporation).

Mr. Blanchard owns 10,532 Enbridge Shares and 17,252 Deferred Stock Units.

J. Lorne Braithwaite (Age 64)	Malahide, County Dublin, Ireland

Mr. Braithwaite joined the Board in 1989 and is a member of the HRC Committee and the CSR Committee.

Mr. Braithwaite was President and Chief Executive Officer of Cambridge Shopping Centres Limited (developer and manager of retail shopping malls in Canada) from 1978 to 2001. As of January 1, 2006, Mr Braithwaite joined the largest shopping mall company in the Middle East, as the Chairman of MAF Shopping Centres LLC, Dubai, United Arab Emirates. He is a Director of Enbridge Gas Distribution Inc. (public utilities company and an indirect, wholly-owned subsidiary of the Corporation), Jannock Properties Limited (public real estate company), Bata Shoe Corporation (private international shoe retailing company), and Canada Post Pension Plan where he is Chairman of the Investment Committee. In addition, Mr. Braithwaite is a Trustee of Enbridge Commercial Trust (private trust and a subsidiary of Enbridge Income Fund which is managed by a subsidiary of the Corporation).

Mr. Braithwaite owns 29,662 Enbridge Shares and 5,331 Deferred Stock Units.

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Patrick D. Daniel (Age 59)	Calgary, Alberta, Canada

Mr. Daniel joined the Board in 2000.

Mr. Daniel has been a Senior Executive Officer of the Corporation for over 13 years and has been President & Chief Executive Officer of the Corporation since January 1, 2001. He is a Director of the following public companies: Enbridge Gas Distribution Inc. (utilities company and an indirect, wholly-owned subsidiary of the Corporation); Enbridge Pipelines Inc. (pipeline company and a wholly-owned subsidiary of the Corporation); Enbridge Energy Company, Inc. (general partner of Enbridge Energy Partners, L.P. and an indirect, wholly-owned subsidiary of the Corporation); Enbridge Energy Management, L.L.C. (management company in which the Corporation indirectly holds a 17.2% interest); EnCana Corporation (oil and gas company); Enerflex Systems Ltd. (industrial products company) and Synenco Energy Inc. (oil and gas company). Mr. Daniel is also a Trustee of Enbridge Commercial Trust (private trust and a subsidiary of Enbridge Income Fund which is managed by a subsidiary of the Corporation).

Mr. Daniel owns 320,801 Enbridge Shares and holds options to acquire 1,508,400 Enbridge Shares.

E. Susan Evans (Age 60)	Calgary, Alberta, Canada

Mrs. Evans joined the Board in 1996 and is a member of the AFR Committee and the HRC Committee.

Mrs. Evans was Vice President, Law & Corporate Affairs and Corporate Secretary of Encor Inc. (public oil and gas company). She is a Director of Canadian Oil Sands Limited (a subsidiary of Canadian Oil Sands Trust, a public oil and gas trust) and was formerly Chair of the Audit Committee for the Province of Alberta.

Mrs. Evans owns 27,724 Enbridge Shares and 2,189 Deferred Stock Units.

William R. Fatt (Age 54)	Toronto, Ontario, Canada

Mr. Fatt joined the Board in 2000 and is a member of the AFR Committee and the Chair of the HRC Committee.

Mr. Fatt is the Chief Executive Officer of Fairmont Hotels & Resorts Inc. (hotel management company) and was, prior to October 2001, the Chairman and Chief Executive Officer of Canadian Pacific Hotels & Resorts Inc. (hotel management company). He is a Director of the following public companies: Fairmont Hotels & Resorts Inc.; Enbridge Gas Distribution Inc. (utilities company and an indirect wholly-owned subsidiary of the Corporation); Sun Life Financial Inc. (insurance company); and he is Vice Chairman and a Trustee of Legacy Hotels Real Estate Investment Trust (real estate investment trust). He is also a Director of The Jim Pattison Group Inc. (private conglomerate).

Mr. Fatt owns 9,069 Enbridge Shares and 14,075 Deferred Stock Units.

David A. Leslie, F.C.A. (Age 62)	Toronto, Ontario, Canada

Mr. Leslie joined the Board on July 26, 2005 and is a member of the AFR Committee and the Governance Committee.

Mr. Leslie was the Chairman and Chief Executive Officer of Ernst & Young LLP (private accounting firm) until June 2004. He is a Director of Sobeys Inc. (public food merchandising company).

Mr. Leslie owns 3,230 Enbridge Shares and 1,028 Deferred Stock Units.

Robert W. Martin (Age 69)[3]	Toronto, Ontario, Canada

Mr. Martin joined the Board in 1992 and is the Chair of the AFR Committee and a member of the HRC Committee.

Mr. Martin was the President & Chief Executive Officer of The Consumers’ Gas Company Ltd. (now Enbridge Gas Distribution Inc.) from 1984 to 1992. He is a Director of the following public companies: Enbridge Gas Distribution Inc. (utilities company and an indirect, wholly-owned subsidiary of the Corporation); HSBC Bank Canada (banking firm); and he is a Trustee of Allied Properties Real Estate Investment Trust (real estate investment trust). From 1993 to 1999, Mr. Martin was Chairman of Silcorp Limited (convenience stores).

Mr. Martin owns 36,636 Enbridge Shares, options to acquire 5,112 Enbridge Shares and 6,932 Deferred Stock Units.

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George K. Petty (Age 64)	San Luis Obispo, California, United States of America

Mr. Petty joined the Board in 2001 and is the Chair of the Governance Committee and a member of the CSR Committee.

Mr. Petty was President & Chief Executive Officer of Telus Corporation (telecommunications company) from 1994 to 1999. Mr. Petty is a Director of the following public companies: Enbridge Energy Company, Inc. (general partner of Enbridge Energy Partners, L.P. and an indirect, wholly-owned subsidiary of the Corporation); Enbridge Energy Management, L.L.C. (management company in which the Corporation indirectly holds a 17.2% interest); and FuelCell Energy, Inc. (fuel cell company).

Mr. Petty owns 12,595 Enbridge Shares and 7,348 Deferred Stock Units.

Charles E. Shultz (Age 66)	Calgary, Alberta, Canada

Mr. Shultz joined the Board in December 2004 and is a member of the HRC Committee and the Governance Committee.

Mr. Shultz is the Chair and Chief Executive Officer of Dauntless Energy Inc. (private oil and gas company) which he formed in 1995. Prior to that, from 1990 to 1995, Mr. Shultz served as President and Chief Executive Officer of Gulf Canada Resources Limited (oil and gas company). Mr. Shultz is a Director of Enbridge Pipelines Inc. (public pipeline company and a wholly-owned subsidiary of the Corporation); has served as Chairman of the Board of Canadian Oil Sands Limited (a subsidiary of Canadian Oil Sands Trust, a public oil and gas trust) since its inception; and is Lead Director of Newfield Exploration (public oil and gas company).

Mr. Shultz owns 6,681 Enbridge Shares and 2,431 Deferred Stock Units.

Donald J. Taylor (Age 71)	Jacksons Point, Ontario, Canada

Mr. Taylor re-joined the Board on June 7, 2005. He had been a member of the Board since 1979 and served as Chair from 1990 until May 2005. He is a member of the Governance Committee and the CSR Committee.

Mr. Taylor was an Executive Vice President of Shell Canada Ltd. (public oil and gas company) and President of Shell Products Ltd. He is a Trustee of Wajax Income Fund (public trust).

Mr. Taylor owns 30,597 Enbridge Shares and 696 Deferred Stock Units.

Dan C. Tutcher (Age 57)	Houston, Texas, United States of America

Mr. Tutcher is a proposed nominee for election to the Board and a proposed member of the Governance Committee and CSR Committee.

Since May 2001, Mr. Tutcher has been the Group Vice President, Transportation South of the Corporation. He is also the President of Enbridge Energy Company, Inc. and Enbridge Energy Management, L.L.C. Mr. Tutcher will be retiring on May 1, 2006 from each of these offices. Prior to May 2001, since 1992, he was the Chairman of the Board, President & Chief Executive Officer of Midcoast Energy Resources, Inc. He is a Director of the following public companies: Enbridge Energy Company, Inc. (general partner of Enbridge Energy Partners, L.P. and an indirect, wholly-owned subsidiary of the Corporation); Enbridge Energy Management, L.L.C. (management company in which the Corporation indirectly holds a 17.2% interest); and Sterling Bancshares, Inc. (bank holding company).

Mr. Tutcher owns 319,003 Enbridge Shares and options to acquire 600,694 Enbridge Shares.

Notes:

1	Reference to “public” means a corporation/trust that is a reporting issuer in Canada or in the United States of America or both. “Private” means a corporation/trust that is not a reporting issuer.
2
Information as to securities beneficially owned, or over which control or direction is exercised, not being within the knowledge of Enbridge, has been furnished by the respective proposed nominee for election as Director.

3
On December 2, 2003, the Ontario Securities Commission (the “Commission”) issued a temporary cease trade order against Atlas Cold Storage Income Trust (“Atlas”), and subsequently a cease trade order on December 15, 2003, after Atlas failed to file its interim financial statements for its nine-month period ended September 30, 2003. Under such orders, certain trustees, including Mr. Martin, were prohibited from trading Atlas trust units until the Commission was in receipt of the necessary filings. Atlas made the requisite filings on January 27, 2004 and the cease trade order lapsed on February 2, 2004.

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All of the proposed nominees for election as Directors other than Messrs. Leslie, Taylor and Tutcher were elected at the annual and special meeting of shareholders held on May 5, 2005 (the “2005 Meeting”). Mr. Leslie was appointed to the Board on July 26, 2005. Mr. Taylor was re-appointed to the Board on June 7, 2005. Mr. Taylor had been Chair of the Board from June 1990 to May 2005 and did not stand for re-election at the 2005 Meeting as he had attained the age of retirement, being 70. Subsequent to the 2005 Meeting, the Board evaluated its guideline relating to its age of retirement and determined that in special circumstances it would invite a Director to remain on the Board beyond the age of 70 for an additional two years. As a result, Mr. Taylor was re-appointed to the Board.
There is no family relationship between any of the proposed nominees for election as Directors.
The Subscription Agreement among Noverco, Gaz and the Corporation not only sets forth terms by which Noverco will acquire and maintain an ownership interest in the Corporation but also contains terms regarding the composition of the Board. The parties agreed that so long as Noverco or its subsidiaries remain the registered and beneficial owners of an aggregate of at least 8% of the outstanding Enbridge Shares, on an annual basis, the Corporation shall nominate and support the election to the Board of individuals proposed by Noverco, being at least one, in proportion to the percentage of outstanding Enbridge Shares owned by Noverco to all Enbridge Shares outstanding. Currently, no proposed nominee for election as Director represents Noverco by such right of nomination.
Unless specified in a Proxy Form or by telephone or internet voting instructions that the Enbridge Shares represented by the proxy shall be withheld from voting for the election of one or more proposed nominees for election as Directors, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the election of the proposed nominees set forth above.
Director Attendance
The tables below set forth the number of Board and Board Committee meetings held in 2005 and the attendance of each of the Directors at such meetings.

Summary of Board and Board Committee Meetings Held

During the year ended December 31, 2005

Board[1]	10
AFR Committee	6
HRC Committee	6
Governance Committee[2]	5
CSR Committee	3

Total number of Board & Board Committee Meetings Held	30

Notes:

1	Includes 3 teleconference meetings.
2	Includes 1 teleconference meeting.
Summary of Attendance of Directors

During the year ended December 31, 2005

				Percentage
		Percentage	Board	of Board
	Board	of Board	Committee	Committee
	Meetings	Meetings	Meetings	Meetings
Director	Attended	Attended[1]	Attended	Attended[1]

D.A. Arledge	10 of 10	100%	16 of 16	100%
J.J. Blanchard	10 of 10	100%	5 of 8	63%
J.L. Braithwaite	10 of 10	100%	10 of 10	100%
P.D. Daniel[2]	10 of 10	100%	20 of 20	100%
E.S. Evans	10 of 10	100%	12 of 12	100%
W.R. Fatt	8 of 10	80%	10 of 12	83%
L.D. Hyndman	10 of 10	100%	8 of 9	89%
D.A. Leslie[3]	6 of 6	100%	5 of 5	100%
R.W. Martin	9 of 10	90%	12 of 12	100%
G.K. Petty	10 of 10	100%	8 of 8	100%
C.E. Shultz	10 of 10	100%	10 of 10	100%
D.J. Taylor[4]	9 of 9	100%	14 of 14	100%

Notes:

1	Percentages are rounded up to the nearest whole number.
2	As President & Chief Executive Officer, Mr. Daniel is not a member of any Board Committee but he attends committee meetings, at the request of the Board.
3
Mr. Leslie was appointed as a Director of the Corporation and to the AFR Committee and the Governance Committee on July 26, 2005. His attendance reflects all the Board and Board Committee meetings that were held since his appointment.

4
Mr. Taylor was re-appointed as a Director of the Corporation and to the Governance Committee and the CSR Committee on June 7, 2005. His attendance reflects all the Board and Board Committee meetings that were held prior to his retirement and since his re-appointment.

Independence and Board Committees
Director independence of each of the current Directors and the proposed nominee for election as Director was determined by the Board with reference to the Board’s general guidelines and the requirements set forth by Canadian securities regulators in Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) and by SEC rules and regulations. The following table sets forth the independence, or lack thereof, of each Director or proposed nominee for election as a Director, with reference to the independence standards set out in MI 52-110.
Board Committees1

Director and	Audit,		Human	Corporate
Proposed Nominee	Finance		Resources &	Social
for Election as Director	& Risk	Governance	Compensation	Responsibility

D.A. Arledge		✓	✓

J.J. Blanchard		✓		✓

J.L. Braithwaite			✓	✓

P.D. Daniel[2]		Management Director – Not Independent

E.S. Evans	✓		✓

W.R. Fatt[3]	✓		Chair

L.D. Hyndman	✓			Chair

D.A. Leslie[3]	✓	✓

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Director and	Audit,		Human	Corporate
Proposed Nominee	Finance		Resources &	Social
for Election as Director	& Risk	Governance	Compensation	Responsibility

R.W. Martin	Chair		✓

G.K. Petty		Chair		✓

C.E. Shultz		✓	✓

D.J. Taylor		✓		✓

D.C. Tutcher[4]		Management Director – Not Independent

Notes:

1
All current members of the AFR Committee, HRC Committee, Governance Committee, and CSR Committee are independent pursuant to MI 52-110. Under NYSE rules, Mr. Martin would not be considered an independent member of the AFR Committee and HRC Committee for reasons set forth in the second bullet point under the heading “Foreign Private Issuer Disclosure” on page 33 in Appendix “A” of this Circular.

2	Mr. Daniel is not independent under MI 52-110 and U.S. regulatory requirements because he is the President & Chief Executive Officer of Enbridge.
3	An “audit committee financial expert” under U.S. regulatory requirements.
4
Mr. Tutcher is not independent under MI 52-110 and U.S. regulatory requirements because he is the Group Vice President, Transportation South of the Corporation and is the President of Enbridge Energy Company, Inc. and Enbridge Energy Management, L.L.C., subsidiaries of the Corporation. Mr. Tutcher is retiring from these offices on May 1, 2006. If elected as a Director, he is proposed to join the CSR and Governance Committees.

Other Public Corporation/Trust Directorships/Trusteeships and Committee Appointments
The following table sets forth other public corporation/trust directorships/trusteeships and committee appointments for each of the proposed nominees for election as Directors. “Public” means a corporation/trust that is a reporting issuer in Canada or in the United States of America or both.

Proposed Nominee	Other Public Company/
for Election as Director	Trust Directorships/Trusteeships	Committee Appointments

D.A. Arledge	AmerUS Group Co.	Audit and Finance & Strategy Committees

J.J. Blanchard	Bennett Environmental, Inc. Brookfield Asset Management, Inc. (formerly, Brascan Corporation)	Governance Committee

J.L. Braithwaite	Enbridge Gas Distribution Inc. Enbridge Commercial Trust[1] Jannock Properties Limited	Audit Committee Audit and Compensation Committees

P.D. Daniel	Enbridge Gas Distribution Inc.
Enbridge Pipelines Inc.
Enbridge Energy Company, Inc.
Enbridge Energy Management, L.L.C.
Enbridge Commercial Trust[1]
EnCana Corporation
Enerflex Systems Ltd.
	Synenco Energy Inc.	Pension and Audit, Finance & Risk Committees Audit and Corporate Governance Committees Reserves and Governance & Appointments Committees

E.S. Evans	Canadian Oil Sands Limited	Audit, Compensation and Governance Committees

W.R. Fatt	Fairmont Hotels & Resorts Inc. Enbridge Gas Distribution Inc. Sun Life Financial Inc. Legacy Hotels Real Estate Investment Trust	Audit Committee Chair of Management Resources Compensation Committee and member of Risk Review Committee Compensation, Compliance and Governance, Investment and Nominating Committees

D.A. Leslie	Sobeys Inc.	Audit and Oversight Committees

R.W. Martin	Enbridge Gas Distribution Inc. HSBC Bank Canada Allied Properties Real Estate Investment Trust	Chair of Audit Committee Chair of Audit Committee Governance and Compensation Committees

G.K. Petty	Enbridge Energy Company, Inc. Enbridge Energy Management, L.L.C. FuelCell Energy, Inc.	Audit Committee Audit Committee Compensation Committee

C.E. Shultz	Enbridge Pipelines Inc. Canadian Oil Sands Limited Newfield Exploration	Audit Committee Chair of Compensation Committee

D.J. Taylor	Wajax Income Fund	Audit, Human Resources & Compensation and Governance Committees

D.C. Tutcher	Enbridge Energy Company, Inc. Enbridge Energy Management, L.L.C. Sterling Bancshares, Inc.

Note:

1	Enbridge Commercial Trust is the delegate of the sole trustee of Enbridge Income Fund which is a reporting issuer.
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Other Public Corporations/Entities Where the Proposed Nominees for
Election as Directors of the Corporation are Members of the Same Board
The following table sets forth the proposed nominees for election as Directors who served together as Directors on the boards of other public corporations or acted as trustees for other public entities during the financial year ended December 31, 2005. “Public” means a corporation/trust that is a reporting issuer in Canada or in the United States of America or both.

Director/Trustee	Name of Corporation/Entity

J.L. Braithwaite P.D. Daniel W.R. Fatt R.W. Martin	Enbridge Gas Distribution Inc.

J.L. Braithwaite P.D. Daniel	Enbridge Commercial Trust[1]

P.D. Daniel C.E. Shultz D.J. Taylor	Enbridge Pipelines Inc.

Note:

1	Enbridge Commercial Trust is the delegate of the sole trustee of Enbridge Income Fund which is a reporting issuer.
2	Mr. Fatt resigned from the board of EnCana Corporation effective February 10, 2006.

Director/Trustee	Name of Corporation/Entity

P.D. Daniel G.K. Petty D.C. Tutcher	Enbridge Energy Company, Inc.

P.D. Daniel G.K. Petty D.C. Tutcher	Enbridge Energy Management, L.L.C.

P.D. Daniel W.R. Fatt [2]	EnCana Corporation

E.S. Evans C.E. Shultz	Canadian Oil Sands Limited

Director and Proposed Nominee for Election as Director: Equity Ownership
The following table sets forth each Director’s and the proposed nominee for election as a Director’s equity ownership interest in the Corporation and any changes in the ownership interest since March 4, 2005.

	Directors and Proposed Nominee for Election as Director Equity Ownership and Changes Therein

	Equity Ownership as at March 4, 2005[1]			Equity Ownership as at March 3, 2006[2]			Net Change in Equity Ownership			Market Value
										of Equity
										Holdings as at
Director and Proposed Nominee	Common	Stock		Common	Stock		Common	Stock		March 3, 2006[3]
for Election as Director	Shares	Options	DSUs	Shares	Options	DSUs	Shares	Options	DSUs	($)

D.A. Arledge	8,150	–	424	16,300	–	3,042	8,150	–	2,618	680,838
J.J. Blanchard	5,138	–	5,814	10,532	–	17,252	5,394	–	11,438	977,997
J.L. Braithwaite	13,025	–	1,513	29,662	–	5,331	16,637	–	3,818	1,231,754
P.D. Daniel[4]	158,611	664,650	–	320,801	1,508,400	–	162,190	843,750	–	11,292,195
E.S. Evans	13,382	–	525	27,724	–	2,189	14,342	–	1,664	1,052,938
W.R. Fatt	4,477	–	4,539	9,069	–	14,075	4,592	–	9,536	814,669
L.D. Hyndman	10,042	1,762	366	20,268	3,524	1,935	10,226	1,762	1,569	781,546
D.A. Leslie[5]	–	–	–	3,230	–	1,028	3,230	–	1,028	149,882
R.W. Martin	18,318	2,556	2,236	36,636	5,112	6,932	18,318	2,556	4,696	1,533,594
G.K. Petty	6,297	–	2,201	12,595	–	7,348	6,298	–	5,147	701,994
C.E. Shultz	3,052	–	555	6,681	–	2,431	3,629	–	1,876	320,742
D.J. Taylor[6]	15,185	–	3,461	30,597	–	696	15,412	–	(2,765)	1,101,514
D.C. Tutcher	–	–	–	319,003	600,694	–	–	–	–	11,228,906

Notes:

1	As disclosed in the management information circular for the Corporation’s 2005 Meeting.
2	These numbers reflect the 2 for 1 stock split approved by Shareholders at the 2005 Meeting.
3
The “Market Value of Equity Holdings as at March 3, 2006” is shown and was the market value (determined by reference to the closing price of the Enbridge Shares on the TSX on March 3, 2006 ($35.20) of the Enbridge Shares and DSUs owned by the Director and excludes options.

4
Mr. Daniel does not receive any compensation for acting as a Director of the Corporation. He is compensated solely for holding the office of President & Chief Executive Officer. Information regarding Mr. Daniel’s compensation is set forth under the heading “Compensation of the Chief Executive Officer” on page 15 of this Circular.

5	Mr. Leslie was appointed to the Board on July 26, 2005 and has until July 26, 2010 to meet the share ownership requirements as set forth under the heading “Remuneration of Directors” below.
6
Mr. Taylor retired from the Board on May 5, 2005 and 3,929 DSU’s were paid to him on May 18, 2005. For a summary as to how DSUs are paid see Note 4 under the heading “Directors Compensation Plan”. Mr. Taylor re-joined the Board on June 7, 2005.

Other than Mr. Leslie, all proposed nominees for election as Directors meet the share ownership requirements as set forth under the heading “Remuneration of Directors” below.
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Remuneration of Directors
Directors of the Corporation, other than P.D. Daniel, are compensated pursuant to the Corporation’s Directors’ Compensation Plan which became effective July 1, 2004. The Board, through its Governance Committee, and considering recommendations from external independent consultants, is responsible for the development and implementation of the Directors’ Compensation Plan. The main objectives of the Directors’ Compensation Plan are: (a) to attract and retain the services of the most qualified individuals; (b) to compensate the Corporation’s Directors in a manner that is commensurate with the risks and responsibilities assumed in Board and Board Committee membership and competitive with other comparable public issuers; and (c) to align the interests of the Directors with the Corporation’s Shareholders. To meet and maintain these objectives, the Board periodically performs a comprehensive review of the Directors’ Compensation Plan, making any changes it deems necessary.
Under the Directors’ Compensation Plan, Directors receive an annual retainer for membership on the Board and any Board Committee. The
Chair of the Board and the Chair of each of the four Board Committees receives an additional annual retainer. These annual retainers assist the Board to maintain a competitive position and are determined in relation to a comparator group of public issuers. The Governance Committee will define and review on a regular basis the appropriate marketplace against which comparisons are made. The Board’s policy is for the annual retainers to be approximately equivalent to compensation levels paid to directors of the comparator group.
Directors may elect to receive the annual retainers in the form of cash, Enbridge Shares or DSUs in increments of 25% up to a certain percentage, which election is dependent upon a Director’s share ownership. Directors are expected to hold a personal investment in Enbridge Shares and DSUs of at least two times the annual board retainer (i.e., $300,000) (the “Voluntary Minimum Share Ownership”). Directors are expected to achieve the Voluntary Minimum Share Ownership by the later of July 1, 2009 or five years from the date they became a Director.

Directors’ Compensation Plan
The following table sets forth the percentages of each payment form that each Director may elect before and after reaching the Voluntary Minimum Share Ownership.

		Elective Payment Form

		Before Reaching the Voluntary Minimum Share Ownership			After Reaching the Voluntary Minimum Share Ownership

			Enbridge			Enbridge
Compensation Element	Amount[1,2]	Cash	Shares[3]	DSUs[4]	Cash	Shares[3]	DSUs[4]

Board Retainer – Annual	$150,000

Additional Chair of the Board Retainer – Annual	$155,000

Additional Board Committee Chair Retainer
– Annual
Audit, Finance & Risk	$15,000	Up to 50%	Up to 50%	50% to 100%	Up to 75%	Up to 75%	25% to 100%
Corporate Social Responsibility	$10,000
Governance	$10,000
Human Resources & Compensation	$10,000

Travel Fee[5]	$1,500	100%	–	–	100%	–	–

Notes:

1	These amounts are paid quarterly, in arrears.
2	Directors with a U.S. principal residency are paid the same face amounts in U.S. currency (“US$”).
3
Under this payment option, the Director is paid the equivalent after-tax value of the fee in Enbridge Shares based on the weighted average of the trading price for the Enbridge Shares on the TSX for the five trading days immediately preceding the date of payment.

4
Under this payment option, the Director is paid the equivalent value of the fee in DSUs based on the weighted average of the trading price for the Enbridge Shares on the TSX for the five trading days immediately preceding the date of payment. The value of a DSU, when converted to cash, is equivalent to the market value of an Enbridge Share at the time the conversion takes place. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on the Enbridge Shares. A Director cannot convert DSUs to cash until the Director ceases to be a member of the Board.

5	Directors who travel from their home province or state to a meeting in another province or state receive a per trip cash allowance of $1,500.
Directors are reimbursed for all out-of-pocket expenses incurred to attend a Board or Board Committee meeting.
Each Director’s attendance at Board and Board Committee meetings is reviewed by the Governance Committee each year and the Chair of such Committee, along with the Chair of the Board, at their discretion, will recommend appropriate penalties for non-attendance, which may include dismissal from the Board in the event that an inordinate number of meetings are missed.
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Directors’ Remuneration During the Most Recently Completed Financial Year
The following table sets forth the compensation paid by the Corporation to each of its Directors during the financial year ended December 31, 2005.

		Annual Retainer for
		Chair of the Board/Chair
	Annual Board Retainer	of a Board Committee	Other Fees	Total
Director	($)	($)	($)	($)

D.A. Arledge[1]	150,000	103,333	10,500	263,833
J.J. Blanchard[1]	150,000	–	10,500	160,500
J.L. Braithwaite[4]	185,500	–	22,050	207,550
P.D. Daniel[2]	–	–	–	–
E.S. Evans	150,000	–	3,000	153,000
W.R. Fatt[4]	168,000	10,000	11,500	189,500
L.D. Hyndman[4]	152,000	10,000	4,250	166,250
D.A. Leslie[3]	75,000	–	5,500	80,500
R.W. Martin[4]	168,000	18,000	15,000	201,000
G.K. Petty[1,4]	172,500	10,000	26,000	208,500
C.E. Shultz[4]	151,333	–	4,750	156,083
D.J. Taylor[4]	150,750	64,583	8,500	223,833

Notes:

1	These Directors are paid the same face amounts in US$.
2
Mr. Daniel does not receive any compensation for acting as a Director of the Corporation. He is compensated solely for holding the office of President & Chief Executive Officer. Information regarding Mr. Daniel’s compensation is set forth under the heading “Compensation of the Chief Executive Officer” on page 15 of this Circular.

3	Mr. Leslie was appointed to the Board on July 26, 2005.
4
The amounts set forth under the columns “Annual Board Retainer” also include annual retainer amounts paid to Messrs. Braithwaite, Fatt, Hyndman, Martin, Petty, Shultz and Taylor for acting as a director or trustee of an Enbridge subsidiary or affiliate. The amounts set forth under the column “Other Fees” include travel fees paid to these individuals to attend an Enbridge meeting as well fees for attending meetings of an Enbridge subsidiary or affiliate.

Election of Payment Form
The following table sets forth the percentages of each payment form that each Director received during the financial year ended December 31, 2005.

	Elective Payment Form

	Cash	Enbridge Shares	DSUs
Director	(%)	(%)	(%)

D.A. Arledge	76	–	24
J.J. Blanchard	7	–	93
J.L. Braithwaite	6	47	47
E.S. Evans	75	–	25
W.R. Fatt	4	–	96
L.D. Hyndman	75	–	25
D.A. Leslie	53	–	47
R.W. Martin	55	–	45
G.K. Petty	53	–	47
C.E. Shultz	26	25	49
D.J. Taylor	76	–	24

Appointment of Auditors
PricewaterhouseCoopers LLP (or a predecessor firm, Price Waterhouse) (“PwC”) have been the auditors of the Corporation and its wholly-owned subsidiary, Enbridge Pipelines Inc., since 1992 and 1949, respectively. PwC’s address is Suite 3100, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 5L3. Under the Canadian Securities Administrators’ National Instrument 52-108 “Auditor Oversight”, PwC is a participating audit firm with the Canadian Public Accountability Board. PwC has also confirmed to the Board and the AFR Committee its status as independent within the meaning of applicable Canadian and U.S. rules.
The Board, on recommendation from the AFR Committee, recommends the re-appointment of PwC as auditors.
Unless specified in a Proxy Form or by telephone or internet voting instructions that the Enbridge Shares represented by the proxy shall be withheld from voting for the appointment of auditors, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the re-appointment of PwC as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders at a remuneration to be fixed by the Board.
Representatives of PwC are expected to be present at the Meeting, will have the opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.
The U.S. SEC adopted new rules effective on July 31, 2005 which requires, among other things, that the audit committee be responsible for any recommendation or nomination of an outside auditor by the Corporation. Canadian securities regulators adopted a similar rule effective to the Corporation on May 5, 2005 for the Corporation. The Corporation complies with these rules.
Auditor Independence
The Corporation understands that auditor independence is an essential element to maintaining the integrity of its financial statements. The Corporation’s AFR Committee has responsibility to oversee the external auditor. A description of the Corporation’s AFR Committee is set forth under the heading “Report of the Audit, Finance & Risk Committee” on page 25 in Appendix “A” of this Circular.
The Canadian securities regulators have passed rules, applicable to the Corporation as of the date of the Meeting, which address the independence of the external auditor, the services for which they may be engaged and the disclosure of fees paid to them. The Corporation is also subject to the provisions of the United States Sarbanes-Oxley Act of 2002

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(the “Sarbanes-Oxley Act”), and the accounting and corporate governance reforms and rules adopted by the U.S. SEC under that Act, which specify certain services the external auditors may not provide. The Corporation complies with all such rules which are applicable in Canada and in the United States.
In response to legislative and regulatory requirements regarding auditor independence, the Corporation’s AFR Committee adopted a policy that requires pre-approval by the AFR Committee of any services to be provided by the auditors, whether audit or non-audit services. The external auditors may be best equipped to render certain categories of services (such as tax compliance services) to the Corporation in the most efficient and economical manner. The Board believes that it is appropriate for the Corporation to preserve its ability to retain its external auditors for non-audit services in the permitted categories. The AFR Committee believes that the policy will protect the Corporation from the potential loss of independence of the external auditors. Further information regarding the pre-approval policies and procedures of the AFR Committee is set forth under the heading “Pre-Approval Policies and Procedures” on page 32 in Appendix “A” of this Circular.
The AFR Committee annually reviews with the external auditors their qualifications and independence, including formal written statements delineating all relationships between the auditors, their affiliates and the Corporation that may impact the auditors’ independence and objectivity.
Fees Billed by Auditors
The following table sets forth all services rendered by the auditors by category, together with the corresponding fees billed by the auditors for each category of service for the financial years ended December 31, 2004 and 2005.

Years ended December 31	2005	2004

Audit Fees[1]	$1,658,869	$1,096,423
Audit-Related Fees[2]	166,552	1,660,155
Tax Fees[3]	210,490	166,801
All Other Fees[4]	32,360	80,063

Total Fees	$2,068,271	$3,003,442

Notes:

1	Represents the aggregate fees billed by the Corporation’s auditors for audit services.
2
Represents the aggregate fees billed for assurance and related services by the Corporation’s auditors that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not included under “Audit Fees”. This amount includes $1,280,000 for Sarbanes-Oxley Act related procedures in 2004.

3	Represents the aggregate fees billed for professional services rendered by the Corporation’s auditors for tax compliance, tax advice and tax planning.
4	Represents the aggregate fees billed for products and services provided by the Corporation’s auditors other than those services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.
Shareholder Proposals
The Corporation received two shareholder proposals for consideration at the Meeting from Real Assets Investment Management Inc. (“Real Assets”) and Ethical Funds Inc. (“Ethical Funds”). Following negotiation, Real Assets’ proposal regarding the Corporation’s social responsibility reporting was withdrawn as was Ethical Funds’, dealing with the Corporation’s policies for protecting biodiversity and indigenous peoples’ rights.
The Canada Business Corporations Act, which governs the Corporation, provides that Shareholder proposals must be received by December 1, 2006 to be considered for inclusion in the management information circular and the form of proxy for the 2007 annual meeting of Shareholders, which is expected to be held on or about May 2, 2007.
EXECUTIVE COMPENSATION
Composition of the Human Resources
& Compensation Committee
The Corporation’s HRC Committee is presently comprised of the following Directors (the date of their appointment to the HRC Committee is listed after their name): D.A. Arledge (January 1, 2002); J.L. Braithwaite (May 5, 2005); E.S. Evans (May 3, 2002); W.R. Fatt (Chair) (May 3, 2002); R.W. Martin (February 1, 2001); and C.E. Shultz (May 5, 2005).
The HRC Committee’s responsibilities include reviewing and advising the Board on policies and plans with respect to the remuneration of senior management as discussed below and those responsibilities set forth under the headings “Report of the Human Resources & Compensation Committee” and “Compensation” on pages 25 and 30, respectively, in Appendix “A” of this Circular.
Report on Executive Compensation
Compensation Strategy
The compensation strategy for senior management at Enbridge is designed to:
▪	attract and retain highly capable senior management from the North American energy sector;

▪	align the immediate, short-term, medium-term and long-term actions and decisions of the senior management with the annual, medium and long-term interest of Shareholders; and

▪	engage the senior management team by defining and rewarding performance in terms of business unit, corporate and Shareholder goals.
The compensation program components – base pay, annual incentives, long-term incentives, benefits and pension arrangements – are all designed and administered within this overall framework.
Target Reward Levels
Given that the senior management team is located partly in Canada and partly in the United States, target reward levels are set within the context of separate Canadian and United States comparator groups (the “Comparator Groups”). The Comparator Groups include selected pipeline companies, integrated energy producers, and related industrials of comparable size and complexity with which the Corporation competes for senior management

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talent and for which compensation data is available through a combination of public disclosure and/or reliable surveys through independent consulting firms. The Board regularly reviews the Comparator Groups and the data provided by independent consultants to ensure they continue to reflect the Corporation’s senior management talent labour markets.
Enbridge designs its base pay, annual incentives, and various forms of long-term incentives such that the total of the plans pays at the 50th percentile of the comparable total pay of the Comparator Groups when corporate, business unit and individual each achieve their target goals, and pays at the 75th percentile of the comparable total pay of the Comparator Groups when corporate, business unit and individual each achieve 75th percentile performance among the Comparator Groups. In all circumstances, the Corporation’s policy is that pay is commensurate with performance.
Base Pay
Senior management salaries are reviewed annually to ensure they reflect a balance of market conditions, the levels of responsibility and accountability of each individual, his/her unique talents and the level of demonstrated performance.
Annual Incentives
The Corporation’s Short Term Incentive Plan (the “STIP”) is designed to reward senior management for achieving and exceeding performance at the Shareholder, corporate, business unit and individual level.
For 2005, the performance measures for each of the Chief Executive Officer, the Chief Financial Officer and the three other executive officers of the Corporation with the highest salary and bonus compensation in the 2005 financial year (the “Named Executive Officers”) included return on equity in 2005 and individual performance. Business unit heads’ performance measures also included business unit earnings. Measures for corporate performance and business unit earnings are established and reviewed annually by the HRC Committee.
Target incentives based on each participant’s level of responsibility within the Corporation are established as a percentage of base salary and reflect competitive practice within the Comparator Groups. Awards under the STIP are paid in cash.
The STIP provides for the payment of incentive awards that may be below or in excess of target awards. No incentives are payable if threshold performance levels are not attained. Senior members of management could receive up to 100% (150% in the case of the President & Chief Executive Officer) of base salaries when outstanding performance results are achieved. The factor by which incentive awards are calculated is pro rated between the threshold, target and maximum award depending on actual performance under each of the performance measures. In administering the STIP, the HRC Committee may, in its judgment, vary incentive awards payable to participants if the application of the incentive formula confers unintended results. The STIP award for the President & Chief Executive Officer is recommended by the HRC Committee for approval by the Board while awards for the other Named Executive Officers are considered and, if thought fit, approved by the HRC Committee on the recommendation of the President & Chief Executive Officer.
For 2005, awards under the STIP were determined by the HRC Committee on the basis of a combination of: (1) the actual return on equity being above the targeted return on equity threshold level; (2) business unit performance measures, where applicable, ranging between meeting budget to exceptional performance; and (3) individual performance measures as assessed by the President & Chief Executive Officer and, in the case of the President & Chief Executive Officer, by the HRC Committee. In the opinion of the HRC Committee, STIP payments reflected corporate performance, business unit performance and the individual contributions of the Named Executive Officers in 2005.
Long-Term Incentives
Consistent with its overall compensation strategy described above, Enbridge continues to use long-term incentive programs to ensure reward programs are aligned with its business strategy and Shareholder interests. In summary, Enbridge has three active programs:
▪	The Enbridge Performance Stock Unit Plan is an overlapping three-year plan with annual grants that provides focus on comparative total shareholder return.

▪	The Enbridge Incentive Stock Option Plan (2002) is a conventional stock option plan with annual grants that provides focus on long-term (up to 10 years) share price growth.

▪	The Enbridge Performance-Based Stock Option Plan is a special, periodic plan that provides focus on achieving specific stretch share price targets over the period September 2002 to September 2007.
The mix of performance stock units (“PSUs”), time-vested stock options and performance-based stock options will vary according to a participating member of senior management’s level within the Corporation and competitiveness with award opportunities offered by the Comparator Groups.
Performance Stock Unit Plan
The Performance Stock Unit Plan (the “PSU Plan”) is highly performance-based and is designed to strengthen the link between the interests of the Shareholders and the participating members of senior management by aligning the awards with total shareholder value creation in a manner consistent with advancing the interests of the Corporation. PSUs provide an incentive that focuses senior management on stock price performance and dividend growth. Performance conditions reward or penalize senior management for relative shareholder value creation during the plan term.
Under the PSU Plan, participating members of senior management are eligible to receive annual grants of PSUs. The initial value of each of these PSUs is equivalent to the market value of one Enbridge Share. Each award may be paid out at the end of a three-year performance cycle based on: (1) the market value of an Enbridge Share at the end of the three-year period; (2) additional PSUs representing dividends paid during the three-year period; and (3) the Corporation’s total shareholder return over a three-year period relative to a peer group of companies established in advance by the HRC Committee.
Payments under the PSU Plan may be increased up to 200% of the original award when the Corporation outperforms its peer group. If the Corporation’s performance fails to meet threshold performance levels, no payments are made under the PSU Plan. The Corporation will not issue any Enbridge Shares in connection with the PSU Plan.

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During 2005, 130,130 PSUs were granted to 36 eligible employees, including the Named Executive Officers. For additional information regarding these grants, see “Performance Share Unit Plan Grants” on page 16 of this Circular.
Incentive Stock Option Plan
Under the Incentive Stock Option Plan, participating members of senior management and designated high potential employees are eligible to receive stock option grants. Generally, grants of stock options are considered annually by the HRC Committee on the recommendation of the President & Chief Executive Officer and by the HRC Committee alone concerning the President & Chief Executive Officer. Each stock option granted entitles the recipient to acquire a specified number of Enbridge Shares at an exercise price not less than 100% of the last sale price of the Enbridge Shares on the TSX on the trading day prior to the date of the grant. In the event that an option is granted at a time when a trading blackout is in effect, the effective date of the stock option shall be no earlier than the fourth trading day following the date of termination of the trading blackout and the exercise price shall be no less than the weighted average trading price of Enbridge Shares on the TSX for the three trading days immediately prior to the effective date of the stock option. In connection with the determination of the number of stock options that may be granted, the HRC Committee further considers a target ratio of the current Enbridge Share price to base salary as well as considering individual performance achievements and succession potential. Further information on the Incentive Stock Option Plan (2002) is set forth under the heading “Incentive Stock Option Plan (2002)” on page 16 of this Circular.
During 2005, stock options to acquire 1,532,600 Enbridge Shares at prices ranging from $31.10 to $33.55 per share were granted to 304 eligible employees, including the Named Executive Officers. For additional information on the outstanding stock options, including the cost of the stock options to the Corporation, see Note 17 to the Corporation’s Financial Statements contained in the Annual Report.
Performance-Based Options
In order to provide further long-term incentives to participating members of senior management and to align their interests with those of Shareholders, on September 16, 2002, special performance-based stock options to acquire an aggregate of 1,620,000 Enbridge Shares at $23.15 per share were granted to eligible employees, including the Named Executive Officers, for a five-year term, which term will extend to eight years if any of the stock options become exercisable before the end of the five-year term. The performance-based stock options become exercisable, as to 50% of the grant, if the price of an Enbridge Share equals or exceeds $30.50 for 20 consecutive trading days during the period September 16, 2002 to September 16, 2007 and, as to 100% of the grant, if the price of an Enbridge Share equals or exceeds $35.50 for 20 consecutive trading days during the same aforementioned period. As of December 31, 2005 both performance-based targets had been met. In addition to the performance hurdles, the options also have a time vesting criteria in that 20% of the options vest annually over 5 years. As of December 31, 2005, 60% of the options had vested and were exercisable. Further information on the Performance-Based Options is set forth under the heading “Performance Options” on page 17 of this Circular.
For additional information on the outstanding performance-based stock options, see Note 17 to the Corporation’s Financial Statements contained in the Annual Report.
Share Ownership Guidelines
On January 1, 2002, the Corporation implemented share ownership guidelines for senior management requiring them to attain target levels of ownership by December 31, 2005. The President & Chief Executive Officer is required to own Enbridge Shares with a value equal to four times his annual salary. As of December 31, 2005, Mr. Daniel held 320,514 Enbridge Shares, representing a share ownership level of approximately 12 times his annual salary.
Other members of senior management including the President & Chief Executive Officer’s direct reports and senior vice presidents are required to own Enbridge Shares with a value of two times their annual salary. Members of senior management at the vice president level are required to own Enbridge Shares with a value equal to their annual salary. These guidelines apply to any individuals subsequently hired or appointed to assume such positions, provided that such individuals will have a period of four years from their date of hiring or appointment to attain the applicable target level of share ownership. As of December 31, 2005, other members of senior management averaged approximately 9.3 times their annual salaries; and members of senior management at the vice president level averaged approximately 1.7 times their annual salaries.
Enbridge encourages all employees to share in its long-term success through its various supported voluntary savings plans. As of December 31, 2005, employees in Canada and the United States, other than the Named Executive Officers, owned approximately 4,737,654 Enbridge Shares under these plans.
Compensation Consultant
The HRC Committee engaged Mercer Human Resource Consulting (“Mercer”) to provide specific support to the Committee in determining compensation for the Corporation’s officers during the most recently completed financial year. This support has consisted of (i) the provision of general market observations with respect to market trends and issues, (ii) the provision of benchmark market data, and (iii) attendance at two Committee meetings to review market trends and issues, and one other meeting at which market analysis findings were presented to the Committee. The decisions made by the HRC Committee are the responsibility of the Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.
For fiscal year 2005, Mercer’s fees as the Committee’s advisor totaled approximately $131,000. Enbridge also paid Mercer approximately $1,301,000 in fiscal 2005 consisting of various routine administration, actuarial and compliance mandates from Enbridge management at various locations around the world.

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Compensation of the Chief Executive Officer
Mr. Daniel’s base salary is determined through annual compensation surveys of the Comparator Groups and is reviewed annually based on corporate and personal performance. The Board determines Mr. Daniel’s annual bonus award based on two factors (the weight ascribed to each factor is noted below): (1) the assessment of the Corporation’s annual return on equity compared to budgeted return on equity (80%); and (2) the HRC Committee’s evaluation of Mr. Daniel’s performance in relation to annual objectives agreed to in advance (20%). Based on these factors, the Board approved the award to Mr. Daniel of a cash bonus of $1,043,000 for 2005. For the Performance Stock Unit component of 2005 compensation, Mr. Daniel was granted 32,000 PSUs. For the Incentive Stock Option component of 2005 compensation, Mr. Daniel was granted stock options to purchase 170,000 Enbridge Shares at a price of $31.68 per share. Based on competitive market data, this grant is within the competitive range of long-term incentive grants for chief executive officers in the Comparator Groups.
This “Report on Executive Compensation” is submitted by the HRC Committee of the Board:

W.R. Fatt, Chair	R.W. Martin	D.A. Arledge
C.E. Shultz	E.S. Evans	J.L. Braithwaite

Summary Compensation Table
The following table sets forth the annual, long-term and other compensation paid or granted by the Corporation and its subsidiaries for the financial years ended December 31, 2003, 2004 and 2005 to the Named Executive Officers.

		Annual Compensation			Long-Term Compensation

					Awards		Payouts

					Securities	Shares or
					Under	Units Subject
				Other Annual	Options	to Resale	LTIP	All Other
		Salary	Bonus	Compensation[1,2]	Granted[3]	Restrictions	Payouts[4]	Compensation[5,6]
Name and Principal Position	Year	($)	($)	($)	(#)	($)	($)	($)

P.D. Daniel	2005	962,500	1,043,000	75,520	170,000	–	–	42,908
President &	2004	825,000	1,050,000	55,994	65,900	–	–	38,404
Chief Executive Officer	2003	730,250	973,000	64,114	75,000	–	–	36,512

S.J. Wuori	2005	432,500	316,000	43,042	45,800	–	–	15,694
Group Vice President &	2004	376,250	380,000	43,153	19,500	–	–	14,154
Chief Financial Officer	2003	357,500	320,000	51,448	40,000	–	–	16,399

J.R. Bird	2005	440,500	318,000	35,000	41,400	–	–	13,794
Group Vice President,	2004	408,000	412,000	35,000	16,700	–	–	14,784
Liquids Pipelines	2003	391,750	340,000	36,564	40,000	–	–	16,580

S.J.J. Letwin	2005	483,750	359,000	38,753	52,400	–	–	13,240
Group Vice President,	2004	430,750	435,000	40,694	22,000	–	–	18,217
Gas Strategy & Corporate Development	2003	413,000	370,000	37,778	40,000	–	–	89,063	[7]

D.C. Tutcher[8]	2005	US$343,750	US$235,000	US$35,000	34,000	–	–	US$10,500
Group Vice President,	2004	US$322,000	US$270,000	US$35,000	17,000	–	–	US$10,250
Transportation South	2003	US$309,750	US$235,000	US$35,000	50,000	–	–	US$10,000

Notes:

1
Amounts in this column include: the flexible perquisites allowance (as described below), flexible credits paid as additional compensation (as described in Note 2 below), reimbursements for professional financial services, and the taxable benefit from loans by the Corporation (which were granted prior to the enactment of the Sarbanes-Oxley Act), or interest reimbursement for loans provided by a third party where such loans relate to the relocation of the Named Executive Officer (and amounts reimbursed for the payment of taxes relating to such benefit). In 2005, the Named Executive Officers were given a flexible perquisites allowance in the amount of $49,500 for Mr. Daniel, US$30,000 for Mr. Tutcher and $35,000 each for Messrs. Wuori, Bird and Letwin.

2
Effective July 1, 2001, the Corporation adopted a flexible benefit program for Canadian employees where employees receive an amount of flex credits based on their family status and base salary. Flex credits can be used to (a) purchase various benefits (such as extended health or dental coverage, disability insurance and life insurance) on the same terms as are available to all employees; (b) applied as contributions to the Stock Purchase and Savings Plan (the “Savings Plan”) (as described in Note 5 below); or (c) paid to the employee as additional compensation.

3	Each stock option entitles the holder to acquire the indicated number of Enbridge Shares. Particulars of the stock options are set forth under the heading “Stock Options” on page 16 of this Circular.
4	Payments under the PSU Plan will be reported in this column in future years.
5
Pursuant to the Savings Plan, Canadian employees of Enbridge may contribute from 1% to 35% of their base salary for investment in among 15 designated funds or Enbridge Shares. The first 2.5% of an employee’s base salary contributed to the Savings Plan must be used to purchase Enbridge Shares at market value. Employees who participate in the Savings Plan can receive up to 2.5% of their base salary in flex credits based on their years of service and the amount of their contributions to the Savings Plan. The amount of flex credits applied as contributions to the Savings Plan by the Named Executive Officers under the Corporation’s flexible benefit program is reported in the table.

6
Employees of the Corporation in the United States participate in the Enbridge Employee Services, Inc. Employees’ Savings Plan (the “401(k) Plan”) where employees may contribute up to 50% of their base salary, with employee contributions up to 5% matched by the Corporation (all subject to the contribution limits specified in the Internal Revenue Code). The Corporation’s contributions are used to purchase Enbridge Shares at market value and the employee’s contributions may be used to purchase Enbridge Shares or ten designated funds. The Corporation made contributions of US$10,000 (2003), US$10,250 (2004) and US$10,500 (2005) to the 401(k) Plan for the benefit of Mr. Tutcher.

7	Amount includes a relocation subsidy of $69,667 (2003).
8	Mr. Tutcher’s compensation is stated and paid in US$.
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Performance Share Unit Plan Grants
The following table sets forth information regarding PSUs granted to the Named Executive Officers during the financial year ended December 31, 2005. A description of the PSU Plan is provided under the heading “Performance Stock Unit Plan” on page 13 of this Circular.

			Estimated Future Payouts Under
			Non-Securities-Price-Based Plans
	Securities, Units
	or Other Rights	Performance or Other Period	Threshold[1]	Target[2]	Maximum[3]
Name	(#)	Until Maturation or Payout	(#)	(#)	(#)

P.D. Daniel	32,000	Jan. 1, 2005-Dec. 31, 2007	1,280	32,000	64,000
S.J. Wuori	8,640	Jan. 1, 2005-Dec. 31, 2007	346	8,640	17,280
J.R. Bird	7,800	Jan. 1, 2005-Dec. 31, 2007	312	7,800	15,600
S.J.J. Letwin	9,880	Jan. 1, 2005-Dec. 31, 2007	395	9,880	19,760
D.C. Tutcher	7,090	Jan. 1, 2005-Dec. 31, 2007	284	7,090	14,180

Notes:

1
“Threshold” refers to the minimum amount payable for a certain level of performance under the PSU Plan. No payments will be made under the PSU Plan if the Corporation’s total shareholder return over a three-year period in relation to a peer group of companies (“TSR”) is at or below the 25th percentile. The number of PSUs set forth in this column assume the Corporation’s TSR is at the 26th percentile and does not include dividends on the PSUs.

2
“Target” refers to the amount payable if the specified performance target is reached. Pursuant to the PSU Plan, each Named Executive Officer would receive 100% of the PSUs granted in the event that the Corporation’s TSR is at the 50th percentile. The number of PSUs set forth under this column assume the Corporation’s TSR is at the 50th percentile and does not include dividends on the PSUs.

3
“Maximum” refers to the maximum payout possible under the PSU Plan. Pursuant to the PSU Plan, each Named Executive Officer would receive 200% of the PSUs granted in the event that the Corporation’s TSR is at or above the 75th percentile. The number of PSUs set forth under this column assume the Corporation’s TSR is at the 75th percentile and does not include dividends on the PSUs.

Equity Compensation
Equity Compensation Plan Information
The following table sets forth information as at December 31, 2005 with respect to the Corporation’s Incentive Stock Option Plan (2002) under which Enbridge Shares are authorized for issuance.

Number of Securities Remaining Available for Future
	Number of Securities to be Issued Upon Exercise	Weighted-Average Exercise Price of Outstanding	Issuance Under Equity Compensation Plans
	of Outstanding Options, Warrants and Rights	Options, Warrants and Rights	(Excluding Securities Reflected in Column (a))
Plan Category	(a)	(b)	(c)

Incentive Stock Option Plan (2002)	11,539,328	22.02	7,281,180

Stock Options
Incentive Stock Option Plan (2002)
Pursuant to the Incentive Stock Option Plan (2002) (the “ISOP”), which was approved at the annual and special meeting of Shareholders of the Corporation on May 3, 2002, the HRC Committee, subject to Board approval, may grant options and stock appreciation rights (“SARs”) to full-time key employees, including officers, of the Corporation or its subsidiaries. The purpose of the ISOP is to provide such employees the opportunity to acquire or enjoy the benefit of an increased proprietary interest in the Corporation in a manner that is consistent with and will advance the interests of the Corporation and its subsidiaries by motivating and rewarding the employees in relation to the long-term performance and growth of the Corporation and the total return to Shareholders, which thereby allows the Corporation to attract and retain the best employees.
Features of the Incentive Stock Option Plan
Restrictions on Enbridge Shares Reserved and Issued
The ISOP restricts the number of Enbridge Shares reserved for issuance and the number of Enbridge Shares to be issued as follows:
(a)	the total number of Enbridge Shares reserved for issuance to any one participant shall not exceed in the aggregate 5% of the Enbridge Shares outstanding at the time of reservation;
(b)	the total number of Enbridge Shares reserved for issuance to insiders shall not exceed 10% of the number of the Enbridge Shares outstanding at the time of reservation; and

(c)
the total number of Enbridge Shares issued to insiders, as a group, and to any one insider and such insider’s associates, within a one-year period shall not exceed 10% and 5%, respectively, of the number of Enbridge Shares outstanding at the time of issuance.

Term, Vesting Provisions and Exercise Price
Options have a term of ten years or less and are subject to earlier termination if the holder leaves the employ of the Corporation unless the HRC Committee otherwise decides. (See “Termination of Employment” below.) An option shall only become exercisable after one year of continued employment following the day of its grant and only then in such installments as the HRC Committee may determine. In no case, other than when an option is awarded during a corporate trading blackout, shall an option be granted at an exercise price less than 100% of the last sale price of Enbridge Shares on the TSX on the trading day prior to the date of the grant. In the event an option is awarded during a corporate trading blackout, the effective date of the option shall be no earlier than the fourth trading day following the date of the termination of the blackout and the option price shall in no case be less than the weighted average trading price of the Enbridge Shares on the TSX for the three trading days immediately prior to the effective date of the option.

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Incentive stock options, within the meaning and requirements of the United States Internal Revenue Code (the “Code”), may be granted to designated employees of the Corporation’s United States subsidiaries at an exercise price of not less than 100% of the last sale price of Enbridge Shares on the TSX on the trading day prior to the date of the grant. Such options may be afforded favourable tax treatment under United States law.
For U.S. option holders, to the extent that the aggregate fair market value of Enbridge Shares with respect to which an incentive stock option is exercisable for the first time by any individual during any calendar year exceeds $100,000, such option is treated as a non-statutory option (or non-qualified option).
SARs Granted in Connection with Options
SARs may be granted in connection with an option. The number of Enbridge Shares covered by SARs shall not exceed the number of Enbridge Shares available to the employee under his/her option. Generally, SARs will be exercisable at such times and in such amounts as the underlying options. SARs entitle the holder to surrender all or part of the underlying and unexercised option and receive in exchange the amount by which the then aggregate fair market value of the Enbridge Shares covered by the option (based on the trading price of the Enbridge Shares on the TSX) exceeds the aggregate option exercise price, to a maximum of 100% of the exercise price. Payment of the amount may be paid and satisfied by the Corporation in Enbridge Shares, cash or both. SARs have not been granted in connection with options since 1994.
Transferability and Assignability
No options or rights granted under the ISOP are transferable or assignable by the holder other than by will or according to the laws governing descent and distribution.
Termination of Employment
Retirement or Disability
In the event of retirement or disability of a participant, the options held by such participant continue to vest and those options that are exercisable or become exercisable are exercisable until the earlier of the third anniversary of the date of retirement or disability and the expiration of the term of the option.
Death
In the event of death of a participant, all options held become vested and are exercisable until the earlier of the first anniversary of the date of death and the expiration of the term of the option.
Other
In the event of termination of employment for reasons other than retirement, disability or death, only options that have vested remain exercisable for 30 days from the date of termination unless extended by the HRC Committee but in no event shall such extension be more than the third anniversary of termination and the expiration of the term of the option.
With respect to designated employees in the United States, the HRC Committee may determine terms and conditions in accordance with the Code under which options and SARs may be exercised upon termination of employment.
In the event that a participant who holds U.S. options, after one year of continuous employment following the grant date and before completely exercising the option, terminates their employment due to normal or early retirement under the retirement plan of the Corporation (or a subsidiary of the Corporation) or due to permanent and total disability or under conditions acceptable to the HRC Committee, options will be treated as follows: unexercised installments of the option that are exercisable on the date of termination remain exercisable; unvested installments of the option that would have vested within three years of the date of retirement or disability (in accordance with the vesting schedule set forth above) shall vest; and the option remains exercisable until the thirtieth day following the date of the termination of employment or the expiry date, whichever is the shorter period.
Amendments to the ISOP
Subject to regulatory approval (which approval may also require shareholder approval), the Board may amend the ISOP in whole or in part. The Board, subject to allowable adjustments in the event of reorganization of the Corporation, shall not change the minimum exercise price at which options or SARs will be granted, or extend the maximum term during which an option or SAR may be exercised.
Performance Options
Performance options, such as those described under the heading “Performance-Based Options” on page 14 of this Circular, are issued and managed under the overall terms of the ISOP, particularly with regards to the total number of Enbridge Shares issued, such that the total number of options issued under the ISOP includes both regular incentive stock options and performance-based options.
An aggregate of 30,000,000 Enbridge Shares are issuable under the ISOP. To date, a total of 11,958,379 Enbridge Shares have been issued upon the exercise of stock options, representing approximately 3.4% of the Enbridge Shares outstanding on March 3, 2006. This leaves a total of 18,041,621 Enbridge Shares available for issuance upon the exercise of stock options, representing approximately 5.2% of the Enbridge Shares outstanding as of March 3, 2006. There are currently 12,284,991 stock options outstanding.

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Option Grants During the Most Recently Completed Financial Year
The following table sets forth information concerning stock options granted to the Named Executive Officers under the ISOP during the financial year ended December 31, 2005.

				Market Value of
				Securities
				Underlying
	Securities Under	% of Total Options	Exercise or	Options at
	Options/ Granted[1]	Granted to Employees	Base Price	Date of Grant
Name	(#)	in Financial Year	($/Share)	($/Share)	Expiration Date

P.D. Daniel	170,000	11.09	31.68	31.68	February 3, 2015
S.J. Wuori	45,800	2.99	31.68	31.68	February 3, 2015
J.R. Bird	41,400	2.70	31.68	31.68	February 3, 2015
S.J.J. Letwin	52,400	3.42	31.68	31.68	February 3, 2015
D.C. Tutcher	34,000	2.22	31.68	31.68	February 3, 2015

Note:

1
The options were granted on February 3, 2005. Each option becomes exercisable as to the first 25% after one year from the date of grant, as to the second 25% after two years from the date of the grant, as to the third 25% after three years from the date of the grant and as to the final 25% after four years from the date of the grant.

Stock Options (Time-Vested)
Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values
The following table sets forth information concerning time-vested stock options held by the Named Executive Officers.

			Unexercised Options		Value of Unexercised In-The-Money
			at Financial Year-End[1]		Options at Financial Year-End[2]
	Securities Acquired	Aggregate Value
	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	(#)	($)	(#)	(#)	($)	($)

P.D. Daniel	–	–	715,450	613,850	10,496,979	6,605,912
S.J. Wuori	60,000	984,100	392,250	215,050	6,218,220	2,489,663
J.R. Bird	120,000	1,940,543	308,350	206,450	4,540,677	2,424,555
S.J.J. Letwin	170,000	1,705,273	81,000	225,400	1,040,120	2,560,244
D.C. Tutcher	–	–	575,194	214,500	9,826,198	2,622,450

Notes:

1	Options issued in financial years 1998 through 2005 and not exercised on or before December 31, 2005, in respect of indicated numbers of Enbridge Shares.
2
Based on the difference between the closing price of the Enbridge Shares on the TSX on December 30, 2005 ($36.34) and the exercise or base price of unexercised options to acquire Enbridge Shares multiplied by the number of Enbridge Shares under option. This value has not been realized, and may never be realized. The actual gains on exercise, if any, will depend on the value of the Enbridge Shares on the date of exercise.

Stock Options (Performance-Based)
Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values
The following table sets forth information concerning performance-based stock options held by the Named Executive Officers.

			Unexercised Options		Value of Unexercised In-The-Money
	Securities Acquired	Aggregate Value	at Financial Year-End[1]		Options at Financial Year-End[2]
	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	(#)	($)	(#)	(#)	($)	($)

P.D. Daniel	–	–	360,000	240,000	4,748,000	3,165,600
S.J. Wuori	–	–	120,000	80,000	1,582,800	1,055,200
J.R. Bird	–	–	120,000	80,000	1,582,800	1,055,200
S.J.J. Letwin[3]	50,000	417,500	70,000	80,000	923,300	1,055,200
D.C. Tutcher	–	–	250,000	80,000	3,633,550	1,055,200

Notes:

1	Options issued in financial years 1998 through 2005 and not exercised on or before December 31, 2005, in respect of indicated numbers of Enbridge Shares.
2
Based on the difference between the closing price of the Enbridge Shares on the TSX on December 30, 2005 ($36.34) and the exercise or base price of unexercised options to acquire Enbridge Shares multiplied by the number of Enbridge Shares under option. This value has not been realized, and may never be realized. The actual gains on exercise, if any, will depend on the value of the Enbridge Shares on the date of exercise.

3	The performance-based stock options exercised were granted in 2002.
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Pension Plan
The following tables illustrate the benefits payable under the defined benefit component of the Corporation’s trusteed non-contributory pension plans (the “Plan”), which apply to the Corporation’s Corporate and Transportation units and include the Named Executive Officers. The tables illustrate the total annual pension entitlements assuming the eligibility requirements for an unreduced pension have been satisfied. Plan benefits that exceed maximum pension rules applicable to registered plan benefits are paid from the Corporation’s supplemental pension plan. Other trusteed pension plans, with varying contribution formulae and benefits, cover the balance of Canadian and United States employees.
For service prior to January 1, 2000, the Plan provides a yearly pension payable after age 60 in the normal form (60% joint and last survivor) equal to: (a) 1.6% of the sum of (i) the average of the participant’s highest annual salary during three consecutive years out of the last ten years of credited service and (ii) the average of the participant’s three highest annual performance bonus periods, represented in each period by the greater of 50% of the actual bonus paid or the lesser of the target bonus and actual bonus, in respect of the last five years of credited service, multiplied by (b) the number of credited years of service. This pension is offset, after age 60, by 50% of the participant’s Canada Pension Plan (“CPP”) benefit prorated by years in which the participant has both credited service and
CPP coverage. An unreduced pension is payable if retirement is after age 55 with 30 or more years of service, or after age 60. Early retirement reductions apply if a participant retires and does not meet these requirements.
For service after December 31, 1999, the Plan provides for senior management employees (including the Named Executive Officers) a yearly pension payable after age 60 in the normal form (60% joint and last survivor) equal to: (a) 2% of the sum of (i) the average of the participant’s highest annual base salary during three consecutive years out of the last ten years of credited service and (ii) the average of the participant’s three highest annual performance bonus periods, represented in each period by 50% of the actual bonus paid, in respect of the last five years of credited service, multiplied by (b) the number of credited years of service. An unreduced pension is payable if retirement is after age 55 with 30 or more years of service, or after age 60. Early retirement reductions apply if a participant retires and does not meet these requirements. Retirement benefits paid from the Plan are indexed at 50% of the annual increase in the consumer price index.
For additional information on post-employment benefits, including funded status and pension assets and liabilities, see Note 20 to the Corporation’s Financial Statements, which are contained in the Annual Report.

Pension Plan Tables
Service Prior to January 1, 2000, before CPP Offset

Remuneration[1]	Years of Credited Service
($)	10	15	20	25	30	35

500,000	80,000	120,000	160,000	200,000	240,000	280,000
600,000	96,000	144,000	192,000	240,000	288,000	336,000
700,000	112,000	168,000	224,000	280,000	336,000	392,000
800,000	128,000	192,000	256,000	320,000	384,000	448,000
900,000	144,000	216,000	288,000	360,000	432,000	504,000
1,000,000	160,000	240,000	320,000	400,000	480,000	560,000
1,100,000	176,000	264,000	352,000	440,000	528,000	616,000
1,200,000	192,000	288,000	384,000	480,000	576,000	672,000
1,300,000	208,000	312,000	416,000	520,000	624,000	728,000
1,400,000	224,000	336,000	448,000	560,000	672,000	784,000
1,500,000	240,000	360,000	480,000	600,000	720,000	840,000

Service After December 31, 1999

Remuneration[1]	Years of Credited Service
($)	10	15	20	25	30	35

500,000	100,000	150,000	200,000	250,000	300,000	350,000
600,000	120,000	180,000	240,000	300,000	360,000	420,000
700,000	140,000	210,000	280,000	350,000	420,000	490,000
800,000	160,000	240,000	320,000	400,000	480,000	560,000
900,000	180,000	270,000	360,000	450,000	540,000	630,000
1,000,000	200,000	300,000	400,000	500,000	600,000	700,000
1,100,000	220,000	330,000	440,000	550,000	660,000	770,000
1,200,000	240,000	360,000	480,000	600,000	720,000	840,000
1,300,000	260,000	390,000	520,000	650,000	780,000	910,000
1,400,000	280,000	420,000	560,000	700,000	840,000	980,000
1,500,000	300,000	450,000	600,000	750,000	900,000	1,050,000

Note:

1	“Remuneration” refers to annual salary and that portion of the annual bonus eligible for inclusion in final average earnings.
M a n a g e m e n t   I n f o r m a t i o n   C i r c u l a r    19

In addition, Mr. Bird accumulated pension credits equal to 2.0% for each year of service from his date of employment until January 1, 2000 and 3.26% for each year of service thereafter to his sixtieth birthday. Mr. Letwin was granted six additional years of credited service on his employment date based on the pension formula applicable for service prior to January 1, 2000. From 2001 through 2006 (inclusive), Mr. Daniel accrues two years of credited service for each year of service with the Corporation and was granted thirteen additional months of credited service with a former associate company based on the pension formula applicable for service prior to January 1, 2000. Mr. Tutcher accumulates pension credits equal to 4.0% for each year of service to his tenth anniversary of employment with the Corporation.
Years of Credited Service
For purposes of computing the total retirement benefit of the Named Executive Officers, the following table sets forth the service accrued prior to January 1, 2000 (“Pre 2000 Service”) and service accrued after December 31, 1999 (“Post 1999 Service”) by the Named Executive Officers as at December 31, 2005. These figures include the additional service mentioned in the previous paragraph.

Name	Age	Pre 2000 Service	Post 1999 Service

P.D. Daniel	59	17.75	11.0
S.J. Wuori	48	19.50	6.0
J.R. Bird	56	4.92	6.0
S.J.J. Letwin	50	6.75	6.0
D.C. Tutcher	56	–	4.58

Projected Annual Pension Amounts
The projected annual retirement benefits payable by the Plan to the Named Executive Officers assuming base salaries in future years equal those received during the current year and assuming that bonus payments equal target amounts are shown in the following table along with the projected annual pension benefit accrued to December 31, 2005.

		Assuming Retirement
	Assuming Retirement	When First Eligible for	Accrued to
Name	at Age 65	Unreduced Pension	December 31, 2005
Name	($)	($)	($)

P.D. Daniel	1,018,000	795,000	730,000
S.J. Wuori	467,000	355,000	248,000
J.R. Bird	294,000	247,000	179,000
S.J.J. Letwin	337,000	275,000	149,000
D.C. Tutcher	US$199,000	US$141,000	US$83,000

2005 Service Cost and Benefit Obligation
The following table illustrates the service cost and year-end benefit obligation in respect of pension benefits payable to the Named Executive Officers using assumptions and methods consistent with those used in Note 20 of the Corporation’s Financial Statements based on earnings and service through December 31, 2005.

	Service Cost	Benefit Obligation at
Name	During 2005	December 31, 2005
Name	($)	($)

P.D. Daniel	594,000	11,647,000
S.J. Wuori	104,000	3,740,000
J.R. Bird	207,000	2,507,000
S.J.J. Letwin	160,000	2,056,000
D.C. Tutcher	US$198,000	US$1,079,000

Reconciliation of Accrued Benefit Obligation
The following table reconciles the year-end benefit obligation in respect of pension benefits at December 31, 2005 with the benefit obligation at December 31, 2004 payable to the Named Executive Officers using assumptions and methods consistent with those used in Note 20 to the Corporation’s Financial Statements, which are contained in the Annual Report, based on earnings and service through December 31, 2005.

	Benefit Obligation at	Service Cost			Benefit Obligation at
Name	January 1, 2005	During 2005			December 31, 2005
Name	($)	($)	Assumption Changes	Other Experience[1]	($)

P.D. Daniel	7,951,000	594,000	2,059,000	1,043,000	11,647,000
S.J. Wuori	2,282,000	104,000	1,038,000	316,000	3,740,000
J.R. Bird	1,727,000	207,000	486,000	87,000	2,507,000
S.J.J. Letwin	1,235,000	160,000	531,000	130,000	2,056,000
D.C. Tutcher	US$710,000	US$198,000	US$146,000	US$25,000	US$1,079,000

Note:

1	“Other Experience” pertains to increases in pensionable earnings and Maximum Pension Earnings other than assumed.

Key Assumptions
It is important to note that the amounts illustrated in the preceding two tables are based on contractual entitlements as well as assumptions that may change over time. The methods used to estimate these amounts will not be identical to the methods used by other issuers and as a result the amounts may not be directly comparable across issuers. The following table illustrates the key assumptions used to determine the service cost and benefit obligation, each of which is consistent with the assumptions used for the Corporation’s Financial Statements.

Benefit Obligation at
	Service Cost During 2005	December 31, 2005

Retirement	Graded Scale	Graded Scale
	between	between
	Age 55-65	Age 55-65

Vesting	Immediate	Immediate

Salary Increases	4.0%/annum	4.50%/annum

Interest Rates	6.30%	5.20%

20    M a n a g e m e n t   I n f o r m a t i o n   C i r c u l a r

Termination of Employment and
Change of Control Arrangements
The Corporation has entered into employment contracts with each of the Named Executive Officers. Each contract provides that should the Named Executive Officer experience involuntary termination of employment for any reason (other than for cause) or elect to terminate their employment within 60 days of the first anniversary of the occurrence of a “change of control” of the Corporation (as defined in the agreements) or elect to terminate their employment within 60 days following “constructive dismissal” (as defined in the agreements), subject to the terms of the contract, the executive will be paid 200% of the sum of: (i) twelve times the gross monthly salary paid to the executive in the last full month of employment; (ii) the average of the last two years of the STIP awards paid to the executive; and (iii) the cash value of the last annual flex benefit credit allowance and flexible perquisite allowance provided to the executive; plus an amount equal to the value of the STIP award to be paid for the calendar year in which termination occurs, pro rated based upon the number of days of employment of the executive in such year.
Each employment contract also provides that the Named Executive Officer is entitled to certain benefits, including two years of additional service added to the service already accrued at date of termination under the Corporation’s defined benefit pension plan and supplemental benefit pension plan and cash payment of certain non-vested options, if any, that are cancelled under the ISOP as a consequence of termination of their employment. In the case of options granted pursuant to the ISOP, the payment is calculated based on the in-the-money value of their non-vested options at the date of termination.
The President & Chief Executive Officer has entered into an employment contract on identical terms to those described above, except that he is entitled to 300%, rather than 200%, of the amounts noted above.
Under the Corporation’s supplemental benefit pension plan, in the event of a change of control of the Corporation, the Corporation shall make contributions to the Retirement Compensation Arrangement and the Grantor Trust Fund within a reasonable timeframe, not to exceed 180 days, such that, as of the date of the change of control, plan assets are no less than the target level of assets as defined in the funding policy. Under the Corporation’s PSU Plan, the Named Executive Officers would be entitled to receive, within 30 days after the date of a change of control, the PSU compensation accrued to the date of the change in control, appropriately adjusted for the Corporation’s performance relative to its peer group, as defined in the PSU Plan.
Further information concerning the Corporation’s pension plans, ISOP and PSU Plan is set forth under the headings “Pension Plan”, “Incentive Stock Option Plan (2002)” and “Performance Stock Unit Plan”, on pages 19, 16 and 13 of this Circular, respectively.
Total Compensation
In establishing total compensation levels for senior management including the Named Executive Officers, Enbridge considers a broad range of compensation including base pay, annual incentives, perquisites, and the present value of PSUs and stock option grants. Total compensation is defined as these items plus certain executive perquisites and the annual pension service cost.
3-Year Compensation Summary Tables
for each of the Named Executive Officers
The following tables show 2003, 2004 and 2005 total compensation for each of the Named Executive Officers as determined by the HRC Committee.
P.D. Daniel

	2005	2004	2003
	($)	($)	($)

Cash
Annualized Base Salary	1,000,000	850,000	750,000
Cash Bonus[1]	1,043,000	1,050,000	973,000

Total Cash	2,043,000	1,900,000	1,723,000

Equity[2]
Incentive Stock Options	991,000	508,000	740,000
Performance-Based Options[3]	493,000	493,000	493,000
Performance Share Units	926,000	703,000	–

Total Equity	2,410,000	1,704,000	1,233,000

Total Direct Compensation	4,453,000	3,604,000	2,956,000

Flexible Perquisite Allowance	49,500	49,500	49,500
Other Annual Compensation[4]	26,020	6,494	14,444
Annual Pension Service Cost[5]	594,000	506,000	366,000

Total	5,122,520	4,165,994	3,385,944

Notes:

1	Represents bonuses earned in respect of performance during the year, but paid in the subsequent year.
2	All equity awards have been adjusted for the May 2005 2 for 1 stock split and rounded to the nearest thousand $.
3	Represents the value of 600,000 performance-based options granted in 2002 amortized over a 5-year period.
4	Other annual compensation includes reimbursement for professional financial services and the taxable benefit from loans by Enbridge.
5	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific financial year.

M a n a g e m e n t   I n f o r m a t i o n   C i r c u l a r    21

S.J. Wuori

	2005	2004	2003
	($)	($)	($)

Cash
Annualized Base Salary	450,000	380,000	355,000
Cash Bonus[1]	316,000	380,000	330,000

Total Cash	766,000	760,000	685,000

Equity[2]
Incentive Stock Options	267,000	150,000	395,000
Performance-Based Options[3]	164,000	164,000	164,000
Performance Share Units	250,000	205,000	–

Total Equity	681,000	519,000	559,000

Total Direct Compensation	1,447,000	1,279,000	1,244,000

Flexible Perquisite Allowance	35,000	35,000	35,000
Other Annual Compensation[4]	8,042	8,153	16,448
Annual Pension Service Cost[5]	104,000	94,000	78,000

Total	1,594,042	1,416,153	1,373,448

Notes:

1	Represents bonuses earned in respect of performance during the year, but paid in the subsequent year.
2	All equity awards have been adjusted for the May 2005 2 for 1 stock split and rounded to the nearest thousand $.
3	Represents the value of 200,000 performance-based options granted in 2002 amortized over a 5-year period.
4	Other annual compensation includes reimbursement for professional financial services and the taxable benefit from loans by Enbridge.
5	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific financial year.
J.R. Bird

	2005	2004	2003
	($)	($)	($)

Cash
Annualized Base Salary	450,000	412,000	396,000
Cash Bonus[1]	318,000	412,000	350,000

Total Cash	768,000	824,000	746,000

Equity[2]
Incentive Stock Options	241,000	129,000	395,000
Performance-Based Options[3]	164,000	164,000	164,000
Performance Share Units	226,000	178,000	–

Total Equity	631,000	471,000	559,000

Total Direct Compensation	1,399,000	1,295,000	1,305,000

Flexible Perquisite Allowance	35,000	35,000	35,000
Other Annual Compensation[4]	–	–	1,564
Annual Pension Service Cost[5]	207,000	190,000	151,000

Total	1,641,000	1,520,000	1,492,564

Notes:

1	Represents bonuses earned in respect of performance during the year, but paid in the subsequent year.
2	All equity awards have been adjusted for the May 2005 2 for 1 stock split and rounded to the nearest thousand $.
3	Represents the value of 200,000 performance-based options granted in 2002 amortized over a 5-year period.
4	Other annual compensation includes reimbursement for professional financial services and the taxable benefit from loans by Enbridge.
5	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific financial year.
S.J.J. Letwin

	2005	2004	2003
	($)	($)	($)

Cash
Annualized Base Salary	500,000	435,000	418,000
Cash Bonus[1]	359,000	435,000	380,000

Total Cash	859,000	870,000	798,000

Equity[2]
Incentive Stock Options	305,000	170,000	395,000
Performance-Based Options[3]	164,000	164,000	164,000
Performance Share Units	286,000	235,000	–

Total Equity	755,000	569,000	559,000

Total Direct Compensation	1,614,000	1,439,000	1,357,000

Flexible Perquisite Allowance	35,000	35,000	35,000
Other Annual Compensation[4]	3,753	5,694	2,778
Annual Pension Service Cost[5]	160,000	152,000	119,000

Total	1,812,753	1,631,694	1,513,778

Notes:

1	Represents bonuses earned in respect of performance during the year, but paid in the subsequent year.
2	All equity awards have been adjusted for the May 2005 2 for 1 stock split and rounded to the nearest thousand $.
3	Represents the value of 200,000 performance-based options granted in 2002 amortized over a 5-year period.
4	Other annual compensation includes reimbursement for professional financial services and the taxable benefit from loans by Enbridge.
5	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific financial year.
D.C. Tutcher

	2005	2004	2003
	(US$)	(US$)	(US$)

Cash
Annualized Base Salary	350,000	325,000	313,000
Cash Bonus[1]	235,000	270,000	240,000

Total Cash	585,000	595,000	553,000

Equity[2]
Incentive Stock Options	160,000	99,000	326,000
Performance-Based Options[3]	104,000	104,000	104,000
Performance Share Units	167,000	140,000	–

Total Equity	431,000	343,000	430,000

Total Direct Compensation	1,016,000	938,000	983,000

Flexible Perquisite Allowance	30,000	30,000	30,000
Other Annual Compensation[4]	5,000	5,000	5,000
Annual Pension Service Cost[5]	198,000	178,000	158,000

Total	1,249,000	1,151,000	1,176,000

Notes:

1	Represents bonuses earned in respect of performance during the year, but paid in the subsequent year.
2	All equity awards have been adjusted for the May 2005 2 for 1 stock split and rounded to the nearest thousand $.
3	Represents the value of 200,000 performance-based options granted in 2002 amortized over a 5-year period.
4	Other annual compensation includes reimbursement for professional financial services and the taxable benefit from loans by Enbridge.
5	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific financial year.

22    M a n a g e m e n t   I n f o r m a t i o n   C i r c u l a r

Interest of Insiders in Material Transactions
No insider or proposed nominee for election as a Director, and no associate or affiliate of any of the foregoing persons, has or had any material interest, direct or indirect, in any transaction during the 2005 fiscal year or in any proposed transaction which in either such case has materially affected or will materially affect the Corporation or any of its subsidiaries.
Indebtedness of Directors and Senior Officers
No current or former Director or officer of the Corporation or its subsidiaries and no associate of any such person, was indebted to the Corporation or any of its subsidiaries at any time since January 1, 2005, other than routine indebtedness, which is permitted under applicable
Canadian securities laws. Routine indebtedness to the Corporation consists solely of relocation or hiring incentive loans advanced to certain officers arising on their transfer of business location or hiring. Since July 29, 2002, when the Sarbanes-Oxley Act was enacted, no new relocation or hiring incentive loans or any other forms of indebtedness have been granted, renewed or extended to Directors or officers.
Performance Graph
The following chart compares Enbridge’s five-year cumulative shareholder return (assuming reinvestment of dividends) for $100 invested in Enbridge Shares on December 31, 2000 with the cumulative total returns of the S&P/TSX Composite Index for the five most recently completed financial years.

LIABILITY INSURANCE OF DIRECTORS AND OFFICERS
The Corporation maintains insurance for the benefit of its Directors and officers and the Directors and officers of its subsidiaries, as a group, in respect of the performance by them of the duties of their offices. The total annual amount of insurance coverage available is approximately US$150,000,000, with a US$1,000,000 deductible for each claim for which the Corporation grants indemnification. The insurance premium for the policy period from October 30, 2005 to October 30, 2006, paid by the Corporation, was US$1,758,700.
TRANSFER AGENT AND REGISTRAR
The Transfer Agent and Registrar of the Enbridge Shares is CIBC Mellon Trust Company with corporate trust offices in Calgary and Toronto. The mailing addresses for purposes of depositing proxies are set forth in Appendix “B” to this Circular.
APPROVAL BY THE BOARD OF DIRECTORS
The contents and mailing of this Circular to each Director, each Shareholder and the auditors of the Corporation have been approved by the Board.
DATED at Calgary, Alberta, this 3rd day of March, 2006.
Alison T. Love
Vice President & Corporate Secretary

M a n a g e m e n t   I n f o r m a t i o n   C i r c u l a r    23

APPENDIX “A”
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General Approach
During 2005, new Canadian and United States corporate governance guidelines and rules became applicable to Enbridge Inc. (“Enbridge” or the “Corporation”).
In Canada, on May 5, 2005, Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) became applicable to Enbridge, and on June 30, 2005, certain amendments to MI 52-110, including amendments to the definition of independence, became effective. Information with respect to Enbridge’s audit committee, required pursuant to MI 52-110, is set forth under the heading “Audit, Finance & Risk Committee – Further Information” beginning on page 31 in this Appendix “A”.
In addition, on June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) became effective, for purposes of the TSX, and replaced the TSX’s 14 corporate governance guidelines and its related corporate governance disclosure rules. Information about Enbridge’s corporate governance practices, required pursuant to NI 58-101, is set forth under the heading “Corporate Governance Disclosure” beginning on page 27 in this Appendix “A”.
As of the date hereof, the board of directors (the “Board”) believes that Enbridge is in full compliance with the Canadian securities regulators’ corporate governance guidelines and rules.
Enbridge was also required to satisfy the audit committee requirements under Rule 10A-3 of the U.S. Securities Exchange Act of 1934 (the “U.S. Exchange Act”) by July 31, 2005, although it has been in compliance with these requirements for some time. A summary of these audit committee requirements is set forth under the heading “Audit Committee” on page 33 in this Appendix “A”.
As a foreign private issuer under United States securities laws, Enbridge is in most respects permitted to comply with Canadian corporate governance guidelines and rules in lieu of the New York Stock Exchange (the “NYSE”) corporate governance guidelines and rules applicable to United States listed corporations. The NYSE standards require Enbridge to disclose the manner in which Enbridge’s corporate governance practices differ from the NYSE standards. These differences are set forth under the heading “Foreign Private Issuer Disclosure” on page 33 in this Appendix “A”.
The discussion that follows relates solely to compliance with Canadian securities regulators’ corporate governance guidelines and rules. Discussion with respect to compliance with U.S. Securities and Exchange Commission (the “U.S. SEC”) and NYSE corporate governance guidelines and rules is confined to the disclosure set forth under the heading “Compliance with U.S. SEC and NYSE Standards” in this Appendix “A”.
References to documents and information throughout this Appendix “A” is available on the Enbridge website and can be found at www.enbridge.com/investor. In addition, any information located on the website is also available in print to any Shareholder upon request to the Office of the Corporate Secretary. You may contact the Office of the Corporate Secretary by telephone at (403) 231-3900.
Board of Directors
The Board has plenary power from shareholders to manage, or supervise the management of, the business and affairs of the Corporation. The Board is responsible for the overall stewardship of the Corporation and, in discharging that responsibility, reviews, approves and provides guidance in respect of the strategic plan of the Corporation and reviews the progress of strategic planning as it occurs. The Board also oversees identification of the principal risks to the Corporation on an annual basis and monitors the Corporation’s risk management programs. As well, the Board oversees the implementation of succession planning, and seeks assurance that internal control systems and management information systems are in place and operating effectively. Before implementation, the Board approves all significant matters that may materially affect the Corporation and supports implementation and reviews the results.
The Governance Committee reviews and recommends to the Board the role of the Board, the roles of the committees of the Board (“Board Committees”) and the general division of duties between the Board and the Chief Executive Officer (“Chief Executive Officer” or “CEO”).
The Board has delegated to the President & Chief Executive Officer and senior management the responsibility for day-to-day management of the business of the Corporation, subject to compliance with the plans approved from time to time by the Board. In addition to those matters which must, pursuant to the Canada Business Corporations Act and the articles and bylaws of the Corporation, be approved by the Board, the Board has specified limits to management’s responsibility as recommended in the general guidelines for the Board (the “Board Guidelines”), and retains responsibility for significant changes in the Corporation’s affairs such as the approval of major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures.
The Governance Committee has developed the Board Guidelines, as well as terms of reference (“Terms of Reference”) setting out the specific mandate and responsibilities of the Board as a whole, both of which have been adopted by the Board. Further descriptions of specific Board responsibilities are set forth generally in the Canada Business Corporations Act, in the articles and by-laws of the Corporation and in the Terms of Reference of the four standing Board Committees. The Board’s Guidelines and Terms of Reference, as well as the Board Committees’ Terms of Reference are available on the Corporation’s website. Further information pertaining to the Board is set forth under the heading “Corporate Governance Disclosure” beginning on page 27 in this Appendix “A”.
Board Committees
The responsibilities of the four standing Board Committees as set forth in their respective Terms of Reference are summarized below. Each Board Committee’s Terms of Reference are available on the Corporation’s website.

24    A p p e n d i x   “A”

Report of the Audit, Finance & Risk Committee

The members of the Audit, Finance & Risk Committee are:
Mrs. Evans, Mr. Fatt, Mr. Hyndman, Mr. Leslie and Mr. Martin (Chair).

Consisting of five independent directors, the Audit, Finance & Risk Committee (the “AFR Committee”) has oversight responsibility for, among others, the Corporation’s financial reporting processes and the quality of its financial reporting.
The principal function of the AFR Committee is to review the Corporation’s quarterly and annual financial statements and recommend their approval or otherwise to the Board. The AFR Committee has responsibility for reviewing the qualifications, nominating and recommending the appointment of the Corporation’s external auditors to the Board, and is responsible for the compensation, retention and oversight of the external auditors. Any services to be provided by the external auditors must be pre-approved by the AFR Committee. The external auditors report directly to the Committee. The AFR Committee also oversees internal audit functions and monitors disclosure in the financial statements, communicates directly with both internal and external auditors, has overview responsibility for management reporting on internal controls, and meets with external auditors and internal auditors independently of management to discuss, among other things, their qualifications, independence and objectivity. The AFR Committee also recommends approval of press releases of financial results, reviews all financial information and financial statements contained in any prospectus, reviews the Management Discussion & Analysis section of the Corporation’s quarterly and annual financial reports and reviews the Corporation’s Annual Information Form.
The AFR Committee, together with the Board, also oversees a review of the principal risks to the Corporation on an annual basis, monitors the Corporation’s risk management program and reviews risks in conjunction with internal and external auditors.
In November 2005, the AFR Committee reviewed its mandate as set forth in its Terms of Reference and its performance, and the members of the Committee are satisfied with the appropriateness of the mandate and that the Committee met its Terms of Reference in 2005.
Submitted by the members of the AFR Committee:

Robert W. Martin (Chair) E. Susan Evans William R. Fatt	Louis D. Hyndman David A. Leslie
For further information pertaining to the AFR Committee, see “Audit, Finance & Risk Committee – Further Information” beginning on page 31 in this Appendix “A”.
Report of the Human Resources & Compensation Committee

The members of the Human Resources & Compensation Committee are:
Mr. Arledge, Mr Braithwaite, Mrs. Evans, Mr. Fatt (Chair), Mr. Martin and Mr. Shultz.

Consisting of six independent directors, the Human Resources & Compensation Committee (the “HRC Committee”) has responsibility to review and advise the Board on policies and plans relating to employment, succession planning, remuneration, pension and retirement plans for employees, including officers of the Corporation.
In addition to its functions and responsibilities set forth elsewhere in this Circular, the HRC Committee monitors the performance of senior management, oversees human capital risk to ensure that management programs deal with succession planning and employee retention, and reports to the Board on organizational structure and succession planning matters. The HRC Committee reviews and monitors senior management development programs and defines the responsibilities and approves objectives of the Chief Executive Officer on an annual basis.
In November 2005, the HRC Committee reviewed its mandate as set forth in its Terms of Reference and its performance, and the members of the Committee are satisfied with the appropriateness of the mandate and that the Committee met its Terms of Reference in 2005.
Submitted by the members of the HRC Committee:

William R. Fatt (Chair) David A. Arledge J. Lorne Braithwaite	E. Susan Evans Robert W. Martin Charles E. Shultz

A p p e n d i x   “A”    25

Report of the Governance Committee

The members of the Governance Committee are:
Mr. Arledge, Mr. Blanchard, Mr. Leslie, Mr. Petty (Chair), Mr. Shultz and Mr. Taylor.

Consisting of six independent directors, the Governance Committee focuses on the structure and processes of corporate governance at Enbridge. The objective of the Governance Committee is to ensure that a comprehensive system of stewardship and accountability to shareholders is in place and functioning among directors, management and employees of the Corporation.
The Governance Committee is responsible for recommendations to the Board concerning the overall governance of the Corporation. Included in its Terms of Reference is the responsibility to review the Terms of Reference for the various Board Committees, recommend the nomination of directors to the Board and to Board Committees, develop the Corporation’s approach to governance issues, set corporate governance guidelines for the Board and assume responsibility for the Corporation’s response to those guidelines.
In addition, the Governance Committee has a process to monitor the quality of, and recommend changes to, the relationship between and among the Board, its committees and management. This includes the assessment of the performance of the Board as a whole, Board Committees and the Chair of the Board, as well as reviewing the contributions of individual directors.
One of the Governance Committee’s objectives is to nominate a balanced mix of Board members with the experience and expertise to provide value to the Corporation and its shareholders in respect of the Corporation’s business and strategic plans. The Governance Committee sets guidelines that include criteria to add directors who possess relevant and/or senior management expertise or other qualifications, including an intent to achieve an appropriate mix of gender and minority representation on the Board.
The Governance Committee is also mandated to review and recommend to the Board the adequacy and form of remuneration of directors, and to ensure that the Board functions independently of management.
In November 2005, the Governance Committee reviewed its mandate as set forth in its Terms of Reference and its performance, and the members of the Committee are satisfied with the appropriateness of the mandate and that the Committee met its Terms of Reference in 2005.
Submitted by the members of the Governance Committee:

George K. Petty (Chair) David A. Arledge James J. Blanchard	David A. Leslie Charles E. Shultz Donald J. Taylor
Report of the Corporate Social Responsibility Committee

The members of the Corporate Social Responsibility Committee are:
Mr. Blanchard, Mr. Braithwaite, Mr. Hyndman (Chair), Mr. Petty and Mr. Taylor.

Consisting of five independent directors, the CSR Committee monitors and oversees recommendations with respect to corporate social responsibility matters including, but not limited to: human rights, stakeholder relations and community investment; practices and procedures followed in the conduct of operations to prevent injury to corporate and third party persons and property; policies, practices and procedures related to documentation of corporate social responsibility and environment, health and safety regulatory approvals, compliance and incidents; global reporting initiative guidelines and establishment of appropriate metrics and benchmarks and emergency response planning and procedures. The CSR Committee reviews status and assessment reports regarding compliance with applicable legal and regulatory standards and oversees environment, health and safety guidelines, policies, procedures and practices of Enbridge and its subsidiaries. It also oversees an environmental risk management system, monitors its operation and conducts regular site visits and orientation sessions to personally acquaint members of the Committee and the Board with the operating staff and facilities of the Corporation.
In November 2005, the CSR Committee reviewed its mandate as set forth in its Terms of Reference and its performance, and the members of the Committee are satisfied with the appropriateness of the mandate and that the Committee met its Terms of Reference in 2005.
Submitted by the members of the CSR Committee:

Louis D. Hyndman (Chair) James J. Blanchard J. Lorne Braithwaite	George K. Petty Donald J. Taylor

26    A p p e n d i x   “A”

CORPORATE GOVERNANCE DISCLOSURE
(as required by Canadian Securities Regulators)

The following provides information with respect to Enbridge’s compliance with the corporate governance requirements of the Canadian securities regulators, set forth in NI 58-101.
Board of Directors
Requirement: Disclose the identity of directors who are independent.
Disclosure: The ten nominees for election as directors who are independent are set forth under the heading “Independence and Board Committees” beginning on page 7 of this Circular. The Board analysed the nature and the significance of the relationships between the nominees and Enbridge, as well as the requirements of Canadian securities regulators, to determine independence.
Requirement: Disclose the identity of directors who are not independent, and describe the basis for that determination.
Disclosure: The two nominees for election as directors, who are not independent, pursuant to the Board’s determination, are set forth under the heading “Independence and Board Committees” beginning on page 7 of this Circular.
Requirement: Disclose whether or not a majority of the directors are independent.
Disclosure: A majority of 10 of the 12 nominees for election as directors (or approximately 83%) are independent.
Requirement: If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
Disclosure: All directorships/trusteeships of the nominees for election as directors with other public entities, are set forth under the heading “Other Public Corporation/Trust Directorships/Trusteeships and Committee Appointments” on page 8 of this Circular.
Requirement: Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.
Disclosure: The Governance Committee is mandated to ensure that the Board functions independently of management. The Board and its committees meet in-camera and independently of management at every regularly scheduled meeting, either before or after such meeting. The number of Board and Board Committee meetings is set forth under the heading “Director Attendance” on page 7 of this Circular. The Chair of the Board provides the President & Chief Executive Officer with a summary of the in-camera meeting held, including the issues that the Board expects management to pursue. Board Committees also meet with external consultants and internal personnel, without management, when they see fit. The Board’s Guidelines permit individual directors and the Board and its committees access to engage independent advisors, if requested.
Requirement: Disclose whether or not the chair of the board is an independent director, disclose the identity of the independent chair, and describe his or her role and responsibilities.
Disclosure: Mr. Arledge is the Chair of the Board and is an independent director. He was appointed Chair in May 2005. His responsibilities are set forth in the Terms of Reference for the Chair of the Board which are available on Enbridge’s website.
Requirement: Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.
Disclosure: The attendance record of each director at Board and Board Committee meetings is set forth under the heading “Director Attendance” on page 7 of this Circular.
Board Mandate
Requirement: Disclose the text of the board’s written mandate.
Disclosure:
(a) Strategic Planning
The Board reviews, approves and oversees the strategic plan of the Corporation and reviews the progress of strategic planning as it occurs. Two Board meetings per year are devoted to the strategic plan. The Board oversees all transactions that would have a significant impact on the strategic plan.
(b) Principal Risks
The Board oversees identification of the principal risks to the Corporation on an annual basis, monitors the Corporation’s risk management programs and seeks assurance that internal control systems and management information systems are in place and operating effectively.
The Corporation has in place a comprehensive risk assessment system, which incorporates relevant risk assessment information from its major corporate businesses. The Board and the AFR Committee specifically oversee the review of principal risks to the Corporation on an annual basis, monitor the Corporation’s risk management program and oversee the review of risks in conjunction with internal and external auditors. The risk assessment process analyses existing and emerging risks within defined categories, with corresponding mitigating factors. Other Board Committees also authorize implementation and monitoring of systems put in place to address applicable risks. For example, the CSR Committee has authorized establishment of a global reporting initiative guideline and an environmental risk management system, and monitors their operation. The Board has delegated certain responsibilities to each of its committees, and they report and make recommendations to the Board on a regular basis, as well as oversee the implementation and monitoring of systems put in place to address applicable risks.

A p p e n d i x   “A”    27

(c) Succession Planning
The Board annually reviews the succession strategy for all senior management positions. The Board is responsible for choosing the Chief Executive Officer, appointing senior management and monitoring their performance.
The HRC Committee has responsibility to review and advise the Board on systems relating to employment, succession planning and remuneration of employees, including officers of the Corporation and the effectiveness of these systems. The Committee monitors the performance of senior management, oversees human capital risk to ensure that management programs deal with succession planning and employee retention, and reports to the Board on organizational structure and succession planning matters. The Committee reviews and monitors senior management development programs.
(d) Communications Policy
The Board approves all major corporate communications policies including the Corporate Disclosure Guidelines utilized in the conduct of all corporate disclosure, under the oversight of a management Disclosure Committee. These Guidelines are reviewed annually by the Board. The Board reviews and approves the content of all major disclosure documents including the annual and quarterly reports to shareholders, including Management’s Discussion & Analysis, the Annual Information Form and the management information circular. The Board has established programs and structures to provide assurance of effective communications between the Corporation, its shareholders, stakeholders and the public and to avoid selective disclosure. Management of the Corporation meets frequently with the Board regarding these matters.
(e) Internal Control and Management Information Systems
The Board seeks assurance annually, or more frequently if required, that internal control systems and management information systems are in place and operating effectively.
One of the functions of the AFR Committee is to review Enbridge’s quarterly and annual financial statements and recommend their approval or otherwise to the Board. In performing this function, the Committee has overview responsibility for audit services (the internal audit function at Enbridge) and for senior management reporting on internal controls and receives a report from management annually, or more frequently, if requested.
(f) Corporate Governance
The Governance Committee focuses on the structure and processes of corporate governance at Enbridge. The objective of the Governance Committee is to ensure that a comprehensive system of stewardship and accountability to shareholders is in place and functioning among directors, management and employees of the Corporation.
Position Descriptions
Requirement: Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.
Disclosure: As indicated above, Terms of Reference exist for the Chair of the Board. The Terms of Reference for each of the Board Committees contain position descriptions for the Chair of each of those committees. Each of the Board Committees’ Terms of Reference are available on the Corporation’s website. Terms of Reference are reviewed annually and were last revised in November 2005.
Requirement: Disclose whether or not the board and CEO have developed a written position description for the CEO.
Disclosure: Terms of Reference for the President & Chief Executive Officer have been established by the Board.
The HRC Committee reviews the President & Chief Executive Officer’s objectives on an annual basis which are then approved by the Board.
Orientation and Continuing Education
Requirement: Briefly describe what measures the board takes to orient new members regarding the role of the board, its committees and its directors, and the nature and operation of the issuer’s business.
Disclosure: The Corporation provides an orientation and education program for new directors. In addition to having discussions with the Chair of the Board, and receiving presentations from the President & Chief Executive Officer and senior management with respect to the business and operations of the Corporation, a new director also receives a manual, that includes the Corporation’s current continuous disclosure documents, corporate policies and compensation plans, Terms of Reference and other information concerning the Corporation. As well, a new director participates in site and facility tours, with other directors.
Requirement: Briefly describe what measures, if any, the board takes to provide continuing education for its directors.
Disclosure: The continuing education offered to directors includes an orientation at the time of each new committee assignment, and quarterly presentations by management, site and facility tours, as well as special presentations in response to directors’ requests.

28    A p p e n d i x   “A”

Ethical Business Conduct
Requirement: Disclose whether or not the board has adopted a written code for its directors, officers and employees. If the board has adopted a written code:
(a)	disclose how an interested party may obtain a copy of the written code;

(b)	describe how the board monitors compliance with its code; and

(c)
provide a cross-reference to any material change report(s) filed within the preceding 12 months that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Disclosure: The Corporation has adopted a written code referred to as the Statement on Business Conduct (the “Statement”). The Statement is applicable to the Corporation and its subsidiaries and their respective directors, officers, employees, consultants, and contractors. The Statement addresses, among other things, compliance with laws and undertakings, relationships with landowners, customers, shareholders, employees and others, health, safety and environment, property and assets, conflicts of interest and use of proprietary, confidential and insider information and communication devices. Upon joining Enbridge or one of its subsidiaries, an individual is required to sign a Certificate of Compliance indicating that he/she has read and understands the Statement and that he/she agrees to comply with it as a term and condition of his/her employment. Each employee must annually thereafter certify his or her compliance with the Statement. Compliance with the Statement is reported annually to the Governance Committee. In 2005, there were no exceptions from compliance with the Statement for any director or executive officer of the Corporation. The Statement is reviewed annually and as developments occur and is updated as required. There were no amendments to the Statement in 2005.
The Board has also adopted whistleblower procedures which allow employees to report questionable accounting or auditing matters on a confidential and anonymous basis. To ensure confidentiality and anonymity, complaints may be made by telephone or e-mail. These complaints are handled by an independent outside service provider. Complaints may also be made through interoffice mail and handled by the Chair of the AFR Committee. The General Counsel reports to the AFR Committee periodically regarding complaints received through the whistleblower procedures so that the Committee can ensure that the process is satisfactory in its efficiency, accuracy, timeliness, protection of confidentiality or anonymity, and effectiveness.
The Statement and whistleblower procedures are available on the Corporation’s website.
Requirement: Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
Disclosure: The director or officer is required to comply with the disclosure requirements of the Canada Business Corporations Act and to disclose a conflict or potential conflict and to abstain from voting on the matter at any board meeting where the matter is being considered. In addition, the Statement and the Terms of Reference for a director address the handling of conflicts of interest. The Terms of Reference for a director are available on the Corporation’s website.
Requirement: Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
Disclosure: The Board has appointed the CSR Committee to focus on issues in these areas. See the “Report of the Corporate Social Responsibility Committee” on page 26 in this Appendix “A”.
Nomination of Directors
Requirement: Describe the process by which the board identifies new candidates for board nomination.
Disclosure: The Board has assigned to the Governance Committee the responsibility for the identification of new candidates for recommendation to the Board. The Committee annually reviews a skills matrix, which sets forth various skills and areas of expertise determined to be essential to the Board, and updates it as necessary. This matrix is then used as a basis in recruiting new members to the Board.
The Board believes its current 12 member size is appropriate for a diversity of expertise and experience without being so large as to detract from efficiency and effectiveness.
Requirement: Disclose whether or not the board has a nominating committee composed entirely of independent directors.
Disclosure: The Governance Committee serves as the nominating committee and all members are currently independent. Mr. Tutcher is a proposed nominee for election as director of the Corporation and if elected it is proposed that he will be appointed to the Governance Committee. Mr. Tutcher will not be independent because of the offices he now holds and at the time of his proposed election, May 3, 2006, would have held with the Corporation and its subsidiaries. Mr. Tutcher will, on May 1, 2006, retire from the office of Group Vice President, Transportation South of the Corporation and President of Enbridge Energy Company, Inc. and Enbridge Energy Management, L.L.C.

A p p e n d i x   “A”    29

Requirement: If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
Disclosure: A summary of the Governance Committee’s responsibilities is set forth under the heading “Report of the Governance Committee” on page 26 in this Appendix “A”. The Governance Committee’s Terms of Reference are available on the Corporation’s website.
Compensation
Requirement: Describe the process by which the board determines the compensation for your company’s directors and officers.
Disclosure: The HRC Committee is responsible for reviewing, approving or recommending to the Board compensation plans and pay levels for officers. For further information regarding the process for determining compensation of these individuals, see “Executive Compensation” beginning on page 12 of this Circular.
The Governance Committee is mandated to review annually and recommend to the Board the adequacy and form of remuneration of directors. In establishing compensation, the Committee considers the time commitment and experience required of the Corporation’s directors and the compensation paid by a group of comparable public companies to their boards of directors. The Governance Committee has authority to utilize external consultants to assist with this role.
For further information regarding directors’ compensation, see “Remuneration of Directors” beginning on page 10 of this Circular.
Requirement: Disclose whether or not the board has a compensation committee composed entirely of independent directors.
Disclosure: The HRC Committee serves as the compensation committee and all of its members are independent.
Requirement: If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
Disclosure: A summary of the HRC Committee’s responsibilities is set forth under the heading “Report of the Human Resources & Compensation Committee” on page 25 in this Appendix “A”. The HRC Committee’s Terms of Reference are available on the Corporation’s website.
Requirement: If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
Disclosure: The HRC Committee has retained an independent compensation consultant, Mercer Human Resource Consulting Ltd. (“Mercer”), to assist it in providing advice on the competitiveness and the appropriateness of compensation programs for the Corporation’s executive officers, as well as on the governance of executive compensation, the mandate of the HRC Committee and the related Board and committee process. Information regarding the fees paid to Mercer is set forth under the heading “Compensation Consultant” on page 14 of this Circular.
Other Board Committees
Requirement: If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
Disclosure: Other than the AFR Committee, HRC Committee and Governance Committee, the Corporation has a Corporate Social Responsibility Committee. A summary of its responsibilities is set forth under the heading “Report of the Corporate Social Responsibility Committee” on page 26 in this Appendix “A”. Its Terms of Reference are available on the Corporation’s website. All members of the CSR Committee are independent.
Assessments
Requirement: Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.
Disclosure: The Governance Committee has responsibility to assess the performance of the Board, the Chair of the Board and the individual directors, on an ongoing basis.
The Governance Committee undertakes an annual assessment of the performance of the Board, and reports its findings to the Board. A questionnaire is used as one part of this process. Each committee reviews its performance against its responsibilities, as set forth in its Terms of Reference. On an annual basis, individual director and peer reviews are performed, either through a questionnaire which is analysed by an independent third party (who then reports its findings to the Chair of the Board) or in the context of discussions between individual directors and the Chair of the Board.

30    A p p e n d i x   “A”

AUDIT, FINANCE & RISK COMMITTEE – FURTHER INFORMATION

General Information
Enbridge is required by law to have an audit committee and to disclose certain information concerning that committee pursuant to MI 52-110.
The Board has established the AFR Committee, comprised of five members: Robert W. Martin (Chair), E. Susan Evans, William R. Fatt, Louis D. Hyndman and David A. Leslie. The Board has determined that each of the members is “independent” and “financially literate”, within the meaning of MI 52-110. Information with respect to compliance with U.S. SEC and NYSE audit committee requirements is set forth under the heading “Compliance with U.S. SEC and NYSE Standards” on page 33 of this Appendix “A”.
Mandate
A summary of the AFR Committee’s mandate and responsibilities is set forth above under “Report of the Audit, Finance & Risk Committee”. The AFR Committee’s Terms of Reference are available on the Corporation’s website.
Relevant Education and Experience of Members
The following is a brief summary of the education or experience of each member of the AFR Committee that is relevant to the performance of his/her responsibilities as a member of the AFR Committee, including any education or experience that has provided the member with, among other things, an understanding of the accounting principles used by Enbridge to prepare its annual and interim financial statements.
Robert W. Martin
Mr. Martin acquired significant financial experience and exposure to accounting and financial issues as President, Chief Executive Officer and director of various corporations and in various finance positions. He was the President & Chief Executive Officer of Consumers Gas Company (now Enbridge Gas Distribution Inc.) where he was responsible for all financial aspects related to that corporation. He has acted as a member and Chair of other audit committees, and currently serves as Chair of the audit committee of HSBC Bank Canada.
E. Susan Evans
Mrs. Evans, a lawyer, has over 25 years experience in corporate and legal matters first in private practice with a large Calgary law firm and then as a lawyer and officer of several public companies. She is currently a director and member of the audit committee of Canadian Oil Sands Limited. She previously served as Chair of the audit committee for the Province of Alberta and Commissioner of the Alberta Financial Review Commission. She has sat on several audit committees including those of Canada Deposit Insurance Company, Home Oil, Anderson Exploration and Citizens Bank.
William R. Fatt
Mr. Fatt has over 30 years of financial experience gained through working for several large Canadian public companies, including as Chief Financial Officer of Canadian Pacific Limited. He is the Chief Executive Officer of Fairmont Hotels and Resorts Inc. Mr. Fatt held the offices of Chair, Chief Executive Officer and Chief Financial Officer at Canadian Pacific Hotels and Resorts Inc. He was also a director and member of the audit committee of EnCana Corporation.
Louis D. Hyndman
Mr. Hyndman, a lawyer, is counsel at Field Law LLP where he was formerly a senior partner. He was a member of the audit committee of Canada Trust and was the Chair of the audit committee of Oxford Properties Group Inc. From 1979 to 1986, Mr. Hyndman served as Alberta’s provincial treasurer.
David A. Leslie, F.C.A.
Mr. Leslie is a chartered accountant and in his career of over 30 years, he was, among other things, personally involved in, and then actively supervised persons engaged in, preparing, auditing, analysing and evaluating financial statements. He is the former Chairman and Chief Executive Officer of Ernst & Young LLP. He is also a director and member of the audit committee of Sobeys Inc.
For further information concerning the members of the AFR Committee, see “Individuals Proposed to be Nominated” beginning on page 4 of this Circular.
Exemptive Relief
Mr. Martin’s son is a partner of PricewaterhouseCoopers LLP (“PWC”). As PWC are the auditors of the Corporation, there was a period of time from May 5, 2005 (being the date upon which MI 52-110 became applicable to the Corporation) to June 30, 2005 (the date on which certain amendments to MI 52-110 came into force) during which Mr. Martin was not considered “independent” for the purposes of MI 52-110 as the provisions of MI 52-110 in force at that time deemed Mr. Martin to have a material relationship with the Corporation because of his son’s relationship with PWC. The Corporation made an application to the Alberta Securities Commission for exemptive relief from the applicable provisions, which application was successful and an exemptive relief order was granted. When the amendments to MI 52-110 came into force on June 30, 2005, Mr. Martin was no longer deemed to have a material relationship with PWC, and is considered now to be “independent” for the purposes of MI 52-110.

A p p e n d i x   “A”    31

Pre-Approval Policies and Procedures
On October 30, 2003, the AFR Committee adopted a policy that requires pre-approval by the Committee of any services to be provided by the auditors, whether audit and non-audit services. The policy prohibits the Corporation from engaging the auditors to provide the following non-audit services:
(a)	bookkeeping or other services related to accounting records and financial statements;

(b)	financial information systems design and implementation;

(c)	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

(d)	actuarial services;

(e)	internal audit outsourcing services;

(f)	management functions or human resources;

(g)	broker or dealer, investment adviser, or investment banking services;

(h)	legal services; and

(i)	expert services unrelated to the audit.
The AFR Committee believes that the policy will protect the Corporation from the potential loss of independence of the external auditors.
A copy of the policies and procedures on the pre-approval of non-audit services by the Corporation’s external auditors may be obtained from the Corporate Secretary of the Corporation by sending a written request to #3000, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8, by faxing a written request to (403) 231-5929, by calling (403) 231-3900 or by sending an e-mail request to corporatesecretary@enbridge.com.
The AFR Committee has also adopted a policy which prohibits the Corporation from hiring former employees of the auditors who provided more than 10 hours of audit, review or attest services for the Corporation or its subsidiaries within the one year preceding the commencement of the audit of the current year’s financial statements.
External Auditor Services Fees
Information with respect to the amounts paid to Enbridge’s auditors for services provided to Enbridge and its subsidiaries for the financial years ended December 31, 2004 and 2005, is set forth under the heading “Fees Billed by Auditors” on page 12 in this Circular. This information includes amounts paid for audit services, audit-related services, tax fees and “all other fees”, as well as a description of the nature of the services comprising the fees disclosed under each category.

32    A p p e n d i x   “A”

COMPLIANCE WITH U.S. SEC AND NYSE STANDARDS

Audit Committee
Requirement: As of July 31, 2005, Enbridge was required to have an audit committee that satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934.
Rule 10A-3 requires, in brief, that the Corporation’s audit committee members be independent, as defined in Rule 10A-3, and that the committee be responsible for, among other things, (a) appointing, compensating and overseeing the work of the Corporation’s independent auditors, (b) establishing complaints procedures and (c) hiring independent counsel and other advisers as it deems necessary. Rule 10A-3 also requires that the Corporation provide sufficient funds for the audit committee to compensate the independent auditors, any advisers hired by the committee and for the committee’s administrative expenses. The rule permits the Corporation to continue its practice of having the shareholders vote on the retention of the Corporation’s independent auditors so long as any recommendation from the Corporation is made by the audit committee.
Disclosure: The Corporation is fully compliant with this rule. Further information pertaining to the Corporation’s audit committee is set forth under the heading “Audit, Finance & Risk Committee – Further Information” on page 31 in this Appendix “A”.
Audit Committee Financial Expert
Requirement: The Corporation is required to disclose whether it has at least one audit committee financial expert serving on its committee and if so, the name of the expert and whether the expert is independent.
Disclosure: Messrs. Fatt and Leslie are considered audit committee financial experts, and are independent, within the meaning of the U.S. Exchange Act. Further information about Messrs. Fatt and Leslie is set forth under the heading “Audit, Finance & Risk Committee – Further Information” on page 31 in this Appendix “A”.
Foreign Private Issuer Disclosure
Requirement: Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards.
Disclosure: The Corporation’s domestic corporate governance practices with which it complies (see the heading “Corporate Governance Disclosure” on page 27 in this Appendix “A”) differ from the corporate governance practices required of U.S. companies listed on the NYSE in the significant ways set forth below.
▪
The NYSE requires shareholder approval for all equity compensation plans and any material amendments to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. The Canadian rules only require shareholder approval of equity compensation plans that involve newly issued securities and any material amendments, also subject to exception. In Canada, if an equity compensation plan does not provide for a fixed maximum number of securities to be issued but a rolling maximum number based on a fixed percentage of the issuer’s outstanding securities, the plan must be approved every three years by shareholders. Shareholder approval must also be obtained if the plan provides for amendments and the amendments involve a reduction in the exercise price or an extension of the term of options held by insiders. The Corporation offers all employees an incentive to save and to increase their ownership stake in the Corporation by offering to match employee savings up to 2.5% of base salary, with an equal value contribution of 2.5% of their base salary in flex credits, provided the employee savings contribution is applied to purchase Enbridge common shares in the open market. This Stock Purchase and Savings Plan makes Enbridge common shares available to employees, effectively providing them with a 2.5% of base salary credit toward the cost of the common shares. Under NYSE rules, shareholder approval would be required for such plan but in Canada, such a plan does not need to be approved by shareholders because the plan purchases the Enbridge common shares in the open market and no additional common shares are issued.

▪
The NYSE requires certain directors of a listed U.S. company be “independent” for a variety of purposes. While the Corporation believes that the NYSE and MI 52-110 definitions of “independence” are broadly similar, one significant difference relates to the connections between a director’s family members and the Corporation’s auditors. Mr. R.W. Martin (whose son is a non-audit partner in PricewaterhouseCoopers LLP, has never been involved in any Enbridge files and is separately domiciled) is “independent” for MI 52-110 purposes but would not be for NYSE purposes and therefore could not serve on the AFR Committee or the HRC Committee, if the NYSE “independence” requirements applied.

A p p e n d i x   " A "    33

▪
The NYSE requires that a nominating/corporate governance committee of a board be comprised entirely of independent directors, whereas in Canada there is no such requirement. If Mr. Tutcher is elected a director of the Corporation, it is proposed that he will be appointed to the Governance Committee. As of the date of this Circular, March 3, 2006, Mr. Tutcher is not an independent director as he is the Group Vice President, Transportation South of the Corporation and President of Enbridge Energy Company, Inc. and Enbridge Energy Management, L.L.C., both subsidiaries of the Corporation. Although Mr. Tutcher will be retiring from these offices on May 1, 2006, he will still be considered non-independent if elected as a director of the Corporation because of the offices he has held with the Corporation and these subsidiaries.

Notification Requirements
Requirement: Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance standards.
Disclosure: The Chief Executive Officer of the Corporation is not aware of any material non-compliance with any applicable provisions of the NYSE corporate governance standards applicable to the Corporation. If the Chief Executive Officer does become aware of any material non-compliance, he will promptly notify the NYSE in writing.
Requirement: Each listed company must submit an executed written affirmation annually to the NYSE.
Disclosure: Enbridge provided an Annual Written Affirmation to the NYSE in August 2005.

34    A p p e n d i x   " A "

APPENDIX “B”

CIBC MELLON TRUST COMPANY

PRINCIPAL CORPORATE TRUST OFFICES

FOR DEPOSIT OF PROXY FORM IN CANADA

BY FACSIMILE:	TOLL FREE 1-866-781-3111
BY DELIVERY:	Your Proxy Form can be delivered to any of the following locations.

Branch	Mailing Address	Courier Address

Calgary, Alberta Telephone: (403) 232-2400	P.O. Box 2517 Calgary, Alberta T2P 4P4	600 The Dome Tower 333 – 7th Avenue S.W. Calgary, Alberta T2P 2Z1

Toronto, Ontario Telephone: (416) 643-5500	P.O. Box 12005 Stn. BRM B Toronto, Ontario M7Y 2K5	200 Queens Quay East, Unit #6 Toronto, Ontario M5A 4K9

Toll Free Telephone Inquiries in North America: 1-800-387-0825
A p p e n d i x   " B "    35

Enbridge common shares trade on
the Toronto Stock Exchange in
Canada and on the New York Stock
Exchange in the U.S. under the
symbol “ENB”.

Enbridge Inc. 3000, 425 – 1st Street S.W. Calgary, Alberta, Canada T2P 3L8 Telephone: (403) 231-3900 Fax: (403) 231-3920 Toll free line: (800) 481-2804 www.enbridge.com

ENBRIDGE INC.
PROXY SOLICITED BY MANAGEMENT AND THE BOARD OF DIRECTORS
for the Annual Meeting of Shareholders
to be held on Wednesday, May 3, 2006
The undersigned holder of common shares of Enbridge Inc. does hereby appoint P.D. Daniel, President & Chief Executive Officer of the Corporation, or failing him D.A. Arledge, Chair of the board of directors of the Corporation, or instead of either of them ____________________________________ as the proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the annual meeting of shareholders of Enbridge Inc. to be held in the Imperial Room of the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, Canada, on Wednesday, May 3, 2006 at 1:30 p.m. (eastern daylight time) and at any adjournment of that meeting, and on every related ballot that may take place.
A shareholder has the right to appoint a person other than the persons designated above, who need not be a shareholder of Enbridge Inc., to attend and act on the shareholder’s behalf at the meeting. To exercise such right, the names of P.D. Daniel and D.A. Arledge above should be crossed out and the name of the shareholder’s proxyholder should be legibly printed in the blank space provided, or another proxy in proper form should be completed. A shareholder may also appoint a person as the shareholder’s proxyholder through the internet if the shareholder elects to vote separately on each item set forth below. Specific instructions as to how a shareholder may appoint a proxyholder will be provided to the shareholder upon his/her election to vote separately using the internet.
Without limiting the general powers conferred hereby, the undersigned directs the said proxyholder to vote the common shares represented by this proxy in the manner indicated below.
1.	ELECTION OF DIRECTORS

Withhold From
	For	Voting

David A. Arledge	☐	☐

J. Lorne Braithwaite	☐	☐

E. Susan Evans	☐	☐

David A. Leslie	☐	☐

George K. Petty	☐	☐

Donald J. Taylor	☐	☐

Withhold From
	For	Voting

James J. Blanchard	☐	☐

Patrick D. Daniel	☐	☐

William R. Fatt	☐	☐

Robert W. Martin	☐	☐

Charles E. Shultz	☐	☐

Dan C. Tutcher	☐	☐

2.	APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS AT A REMUNERATION TO BE FIXED BY THE BOARD

☐ For	☐ Withhold From Voting
If any amendment or variation to the matters identified in the notice of meeting which accompanies this proxy is proposed at the meeting, or any adjournment of that meeting, or if any other matter properly comes before such meeting, or any adjournment of that meeting, this proxy confers discretionary authority to vote on any such amendment or variation or such other matters according to the best judgment of the person voting the proxy.
The undersigned hereby revokes any proxy previously given with respect to the meeting. On any ballot that may be called for where the shareholder has specified a choice with respect to the above matters, the common shares represented by this proxy will be voted or withheld from voting as directed above, or if no direction is given with respect to any matter, the common shares represented by this proxy will be voted in favour of the resolution with respect to such matter. This proxy is solicited by and on behalf of the management and board of directors.

Dated this _____ day of ____________________, 2006.	(If not dated in this space, this proxy shall be deemed to bear the date on which it is mailed by management.)

Name of shareholder (please print)	Signature of shareholder or duly authorized person
- See other side for voting options -

Voting Options and Instructions for Registered Shareholders
In addition to voting by mail, your voting instructions can also be conveyed over the telephone, by facsimile or over the internet, as described below.
Vote By Mail
1.	In order to vote by mail, this proxy must be dated and signed by the shareholder, or by his or her attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal by a duly authorized person.

2.	If this proxy is not dated in the space provided for, it will be deemed to bear the date on which it was mailed by management.

3.	The name of the shareholder must appear exactly as it is shown on the affixed label below. If common shares are held jointly, any one of the joint shareholders may sign this proxy.

4.	If the common shares are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign this proxy exactly as registered. If the common shares are registered in the name of a deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below their signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

5.	A proxy will not be valid and will not be acted upon unless it is completed as specified herein and received by CIBC Mellon Trust Company by mail or delivery to its principal corporate trust office in Calgary or Toronto any time up to 6:00 p.m. (mountain daylight time) on the second last business day (May 1, 2006) preceding the day of the meeting (or any adjournment of that meeting).
Vote By Telephone
You may use a touch-tone telephone to transmit your voting instructions. Dial toll-free 1-866-271-1207 (English and French) and follow the instructions the vote voice provides you. You should have this proxy in hand when you call. You will be prompted to enter your 13 digit control number that is located on this proxy below, on the left hand side. Your vote must be received by 6:00 p.m. (mountain daylight time) on May 1, 2006.
Vote by Facsimile
In order to vote by facsimile, you must complete the form of proxy in accordance with the instructions set forth under the heading “Vote By Mail” and transmit your voting instructions by faxing this proxy toll fee to 1-866-781-3111. Your vote must be received by 6:00 p.m. (mountain daylight time) on May 1, 2006.
Vote By Internet
www.eproxyvoting.com/enbridge
You may use the internet to transmit your voting instructions and for electronic delivery of information. You should have this proxy in hand when you access the web site set forth above. You will be prompted to enter your 13 digit control number which is located on this proxy below, on the left hand side. Your vote must be received by 6:00 p.m. (mountain daylight time) on May 1, 2006.

¯ Your Control Number ¯